Exhibit 99.2

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements

At March 31, 2021

(Unaudited)

OPC Energy Ltd.
Condensed Consolidated Interim Financial Statements
At March 31, 2021
Unaudited

Contents

Page

Auditors’ Review Report	2

Condensed Consolidated Interim Statements of Financial Position	3 – 4

Condensed Consolidated Interim Statements of Income	5

Condensed Consolidated Interim Statements of Comprehensive Income	6

Condensed Consolidated Interim Statements of Changes in Equity	7 – 8

Condensed Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Condensed Consolidated Interim Financial Statements	11 – 61

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – “the Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at March 31, 2021 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of financial information for this interim period in accordance with IAS 34 “Financial Reporting for Interim Periods”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for this interim period based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard (Israel) 2410 “Review of Financial Information for Interim Periods Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

May 27, 2021

`Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At March 31		At December 31
	2021	2020	2020
	(Unaudited)		(Audited)
	In Millions of New Israeli Shekels

Current Assets
Cash and cash equivalents	776	279	200
Short-term deposits	25	–	1,607
Short-term restricted deposits and cash	49	79	207
Trade receivables and accrued income	147	101	153
Other receivables and debit balances	93	115	63
Short-term derivative financial instruments	3	1	*–
Total current assets	1,093	575	2,230

Non‑Current Assets
Long-term restricted deposits and cash	182	325	231
Long-term prepaid expenses	152	309	143
Investments in companies	1,834	–	–
Deferred tax assets, net	31	5	24
Long-term derivative financial instruments	15	9	1
Property, plant and equipment	3,113	2,421	2,665
Right‑of‑use assets	309	56	276
Intangible assets	724	4	5
Total non‑current assets	6,360	3,129	3,345

Total assets	7,453	3,704	5,575

* Amount less than NIS 1 million.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At March 31		At December 31
	2021	2020	2020
	(Unaudited)		(Audited)
	In Millions of New Israeli Shekels

Current Liabilities
Short-term loans and current maturities of long-term liabilities	167	375	149
Trade payables	442	120	298
Other payables and credit balances	56	39	96
Short-term derivative financial instruments	34	23	126
Current maturities of lease liabilities	57	2	45
Current tax liabilities	2	10	–
Total current liabilities	758	569	714

Non‑Current Liabilities
Long-term loans from banks and others	2,397	1,726	1,851
Debentures	941	252	952
Long-term lease liabilities	45	16	14
Long-term derivative financial instruments	24	29	22
Other long‑term liabilities	99	2	2
Liabilities for deferred taxes, net	354	288	309
Total non-current liabilities	3,860	2,313	3,150

Total liabilities	4,618	2,882	3,864

Equity
Share capital	2	1	2
Premium on shares	2,061	635	1,714
Capital reserves	139	16	(74)
Retained earnings	35	113	28
Total equity attributable to the Company’s owners	2,237	765	1,670
Non‑controlling interests	598	57	41
Total equity	2,835	822	1,711

Total liabilities and equity	7,453	3,704	5,575

_______________________________	________________________	_________________________
Yair Caspi Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: May 27, 2021

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Income

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2021	2020	2020
	(Unaudited)		(Audited)
	In Millions of New Israeli Shekels

Sales and provision of services	376	313	1,325

Cost of sales and services (net of depreciation and amortization)	259	205	968
Depreciation and amortization	41	23	114

Gross profit	76	85	243

Administrative and general expenses	24	**13	52
Share in losses of associated companies	(38)	–	–
Transaction expenses in respect of acquisition of the CPV Group	2	–	42
Business development expenses	1	**2	7
Other income, net	*–	*–	1

Operating income	11	70	143

Financing expenses	39	21	173
Financing income	21	5	1
Financing expenses, net	18	16	172

Income (loss) before taxes on income	(7)	54	(29)

Taxes on income (tax benefit)	(7)	16	13

Income (loss) for the period	*–	38	(42)

Income (loss) attributable to:
The Company’s owners	7	28	(57)
Non‑controlling interests	(7)	10	15
Income (loss) for the period	*–	38	(42)

Income (loss) per share attributable to the Company’s owners

Basic income (loss) per share (in NIS)	0.03	0.19	(0.37)

Diluted income (loss) per share (in NIS)	0.03	0.19	(0.37)

*	Amount less than NIS 1 million.
**	Reclassified – see Note 2D.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2021	2020	2020
	(Unaudited)		(Audited)
	In Millions of New Israeli Shekels

Income (loss) for the period	*–	38	(42)

Components of other comprehensive income (loss) that
after the initial recognition in the statement of
comprehensive income were or will be transferred to
the statement of income

Effective portion of the change in the fair value of
cash-flow hedges	32	(40)	(156)

Net change in fair value of derivative financial
instruments used for hedging cash flows recorded
to the cost of the hedged item	106	3	10

Net change in fair value of derivative financial
instruments used to hedge cash flows transferred
to the statement of income	5	8	22

Group’s share in other comprehensive income of
associated companies	24	–	–

Foreign currency translation differences in respect of
foreign activities	83	–	–

Tax benefit (taxes) in respect of items of other
comprehensive income (loss)	(4)	*–	5

Total other comprehensive income (loss) for the period,
net of tax	246	(29)	(119)

Total comprehensive income (loss) for the period	246	9	(161)

Total comprehensive income (loss) attributable to:
The Company’s owners	220	(1)	(176)
Holders of non‑controlling interests	26	10	15
Total comprehensive income (loss) for the period	246	9	(161)

* Amount less than NIS 1 million.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Translation reserve for foreign activities	Capital reserve for transactions with shareholders
							Capital reserve for share-based payments
		Premium on shares								Non-
	Share capital			Hedging reserve				Retained		controlling	Total
								earnings	Total	interests	equity
	In Millions of New Israeli Shekels

For the
three‑month
period ended
March 31, 2021
(Unaudited)

Balance at
January 1, 2021	2	1,714	(25)	(132)	–	78	5	28	1,670	41	1,711
Issuance of shares
(less issuance
expenses)	*–	346	–	–	–	–	–	–	346	–	346
Investments from
holders of non-
controlling interests
in equity of
subsidiary	–	–	–	–	–	–	–	–	–	531	531
Share-based
payment	–	–	–	–	–	–	1	–	1	–	1
Realization of
shares issued to
employees and
officers	*–	1	–	–	–	–	(1)	–	–	–	–
Merger capital
reserve in respect
of transfer of
ICG Energy	–	–	*–	–	–	–	–	–	*–	–	*–
Other comprehensive
income for the
period, net of tax	–	–	–	154	59	–	–	–	213	33	246
Income (loss) for
the period	–	–	–	–	–	–	–	7	7	(7)	*–
Balance at
March 31, 2021	2	2,061	(25)	22	59	78	5	35	2,237	598	2,835

 * Amount less than NIS 1 million.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Capital reserve for transactions with shareholders	Capital reserve for share-based payments

		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	In Millions of New Israeli Shekels

For the three‑month
period ended
March 31, 2020
(Unaudited)

Balance at
January 1, 2020	1	635	(4)	(13)	78	4	85	786	69	855
Acquisition of non-
controlling interests	–	–	(21)	–	–	–	–	(21)	*–	(21)
Share-based payment	–	–	–	–	–	1	–	1	–	1
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(22)	(22)
Other comprehensive
loss for the period,
net of tax	–	–	–	(29)	–	–	–	(29)	–	(29)
Income for the period	–	–	–	–	–	–	28	28	10	38
Balance at
March 31, 2020	1	635	(25)	(42)	78	5	113	765	57	822

For the year ended
December 31, 2020
(Audited)

Balance at
January 1, 2020	1	635	(4)	(13)	78	4	85	786	69	855
Issuance of shares
(less issuance
expenses)	1	1,077	–	–	–	–	–	1,078	–	1,078
Acquisition of
non-controlling
interests	–	–	(21)	–	–	–	–	(21)	*–	(21)
Share-based payment	–	–	–	–	–	3	–	3	–	3
Realization of shares
issued to employees
and officers	*–	2	–	–	–	(2)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	*–	*–
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(43)	(43)
Other comprehensive
loss for the year,
net of tax	–	–	–	(119)	–	–	–	(119)	–	(119)
Income (loss) for the
year	–	–	–	–	–	–	(57)	(57)	15	(42)
Balance at
December 31, 2020	2	1,714	(25)	(132)	78	5	28	1,670	41	1,711

 * Amount less than NIS 1 million.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2021	2020	2020
	(Unaudited)		(Audited)
	In Millions of New Israeli Shekels
Cash flows from operating activities
Income (loss) for the period	*–	38	(42)

Adjustments:
Depreciation, amortization and consumption of diesel oil	44	29	133
Financing expenses, net	18	16	172
Taxes on income (tax benefit)	(7)	16	13
Share in losses of equity-accounted investee companies	38	–	–
Gain on sale of subsidiary	–	–	(1)
Share-based payment transactions	1	1	3
	94	100	278

Change in trade and other receivables	*–	6	(47)
Change in trade and other payables	(25)	(23)	131
	(25)	(17)	84

Dividends received from associated companies	9	–	–

Net cash provided by operating activities	78	83	362

Cash flows from investing activities
Interest received	*–	*–	1
Short-term restricted deposits and cash, net	1,724	36	(1,696)
Withdrawals from long-term restricted cash	51	7	134
Deposits in long-term restricted cash	(1)	(65)	(108)
Acquisition of subsidiary, less cash acquired	(2,140)	–	–
Proceeds in respect of payment partnership capital	136	–	–
Deferred consideration from sale of subsidiary less cash sold	–	*–	1
Long-term advance deposits and prepaid expenses	(3)	(188)	(199)
Acquisition of property, plant and equipment	(148)	(51)	(255)
Reimbursement in respect of right-of-use asset	6	–	–
Deferred consideration in respect of acquisition of
subsidiary	–	(47)	(47)
Acquisition of intangible assets	–	–	(1)
Payments in respect of derivative financial instruments	(2)	(3)	(19)
Receipts in respect of derivative financial instruments	1	–	5

Net cash used in investing activities	(376)	(311)	(2,184)

* Amount less than NIS 1 million.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2021	2020	2020
	(Unaudited)		(Audited)
	In Millions of New Israeli Shekels
Cash flows from financing activities
Proceeds from issuance of shares, net of issuance
expenses	346	–	1,078
Proceeds from issuance of debentures, net of issuance
expenses	–	–	974
Receipt of long-term loans from banks and others	165	25	251
Investments of holders of non-controlling interests in the
in the capital of a subsidiary	531	–	*–
Receipt of short-term loans from banks, net	–	219	–
Interest paid	(35)	(15)	(85)
Costs paid in advance in respect of taking out of loans	(4)	(13)	(30)
Dividends paid to holders of non-controlling interests	–	(22)	(43)
Payment of early repayment commission for debentures
(Series A)	–	–	(38)
Repayment of long-term loans from banks and others	(175)	(40)	(134)
Repayment of debentures	(10)	–	(286)
Acquisition of non-controlling interests	–	(26)	(26)
Payment in respect of derivative financial instruments	(5)	(5)	(21)
Repayment of principal of lease liabilities	(1)	*–	(1)

Net cash provided by financing activities	812	123	1,639

Increase (decrease) in cash and cash equivalents	514	(105)	(183)

Cash and cash equivalents at beginning of
the period	200	385	385

Impact of changes in the currency exchange rate on the
balances of cash and cash equivalents	62	(1)	(2)

Cash and cash equivalents at end of the period	776	279	200

* Amount less than NIS 1 million.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 1 –	General

A.	The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Blvd., Tel‑Aviv, Israel. The Company is controlled by Kenon Holdings Ltd. (hereinafter – “the Parent Company”), a company incorporated in Singapore, the shares of which are “dual listed” for trading on both the New York Stock Exchange (NYSE) and the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”). The Company’s consolidated interim financial statements as at March 31, 2021 include the financial statements of the Company and its subsidiaries as well as rights in associated companies (hereinafter – “the Group”).

The Company is a publicly‑held company, and its securities are traded on the stock exchange. As at the date of the report (commencing from January 2021), the Group is engaged in two reportable business segments: (1) generation and supply of electricity and energy in Israel; and (2) maintenance, development, construction and management of renewable energy and conventional (powered by natural gas) power plants in the United States. In these activity segments, the Group is engaged in generation and supply of electricity and energy to private customers, Israel Electric Company Ltd. (hereinafter – “IEC”) and the System Administrator, in initiation, development, construction and operation of power plants and facilities for the generation of energy and provision of management services for power plants in the United States that are owned by third parties. The Group manages its activities in Israel under one operational roof and its activities in the United States under another operational roof by means of the CPV Group (as described in Note 6).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 1 –	General (Cont.)

A.	The Reporting Entity (Cont.)

In Israel, the Group operates the Rotem Power Plant, which is owned by OPC Rotem Ltd. (hereinafter – “Rotem”) (which is held by the Company (80%) and by another shareholder (20%)), which operates using conventional technology having generation capacity of about 466 megawatts (MW); the Hadera Power Plant, which is wholly owned by OPC Hadera Ltd. (hereinafter – “Hadera”), which operates using cogeneration technology and having an installed capacity of up to 144 MW. Furthermore, Hadera holds the Energy Center (boilers and turbines on the site of Hadera Paper Mills Ltd.), which serves as back‑up for the supply of steam. In addition, the Company holds full ownership of Zomet Energy Ltd. (hereinafter – “Zomet”), which is taking action to construct a power plant which runs by means of natural gas using conventional technology in an open cycle (a Peaker plant) having a capacity of about 396 MW, located proximate to the Plugot Intersection, in the area of Kiryat Gat, under Regulation 914 of the Electricity Authority. Furthermore, the Company is taking action to construct and operate facilities for generation of energy on the consumer’s premises, which generate electricity using natural gas and renewable energy, and arrangements for supply and sale of energy to consumers, and it has signed an agreement whereby it will supply the equipment and will construct, operate and maintain the Sorek B Generation Facility and will supply the energy required by the Sorek B Desalination Facility, as stated in Note 24A(10) to the annual financial statements.

The Group’s activities in Israel are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority, the provisions of the Law for Promotion of Competition and Reduction of Business Concentration, 2013, the provisions of the Economic Competition Law, 1988, and the regulations promulgated thereunder, and regulation in connection with licensing of businesses, planning and construction, and environmental quality (protection). The Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of Energy), supervise the license holders (including supply licenses and private generation licenses), determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license. Accordingly, the Electricity Authority supervises both Israel Electric Company (IEC) and private electricity generators.

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November) and for each season a different tariff is set. The Company’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

In the United States, the Group operates through the CPV Group, which is held by the Company (indirectly) at the rate of 70%, power plants in the conventional area powered by natural gas (of the open‑cycle type from an advanced generation) and in the area of renewable energy. As at the approval date of the financial statements, CPV’s share of the natural gas-powered power plants is about 1,290 megawatts out of 4,045 megawatts (5 power plants), and in wind energy CPV’s share is about 152 megawatts (1 power plant).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 1 –	General (Cont.)

A.	The Reporting Entity (Cont.)

In addition, the CPV Group holds rights in power plants running on natural gas and using solar technology in the construction stages having a capacity of about 1,258 megawatts and 126 megawatts, respectively (CPV’s share as at the approval date of the financial statements is about 126 megawatts and 126 megawatt, respectively). In addition, the CPV Group has a list (backlog) of projects using solar (photovoltaic) technology in advanced development stages having an aggregate scope of about 1,164 megawatts, and a number of projects in the initial development stage having an aggregate scope of about 943 megawatts. Furthermore, the CPV Group holds a list of projects using wind technology in the initiation stage having an aggregate scope of about 175 megawatts and projects using integrated cycle technology in the advanced development stages having an aggregate scope of about 3,955 megawatts.

The electricity market in the United States has both Federal oversight (wholesale sale of electricity and interstate transmission) and State oversight (retail sale of electricity and distribution services to end consumers). The primary federal regulator is Federal Energy Regulatory Commission (FERC), alongside separate state-level Public Service Commissions exercising additional regulatory oversight. The electric marketplace in the United States operates within the framework of several regional or state market operators, known as Regional Transmission Organizations (RTO) or Independent System Operator (ISO). ISOs/RTOs are responsible for the day‑to‑day operation of the transmission system, the administration of the wholesale markets in the regions in which they operate, and for the long-term transmission planning and resource adequacy functions.

The activities of the CPV Group are subject to, among other things changes in federal and state legislation, federal and state energy regulations and federal and state environmental protection laws and regulations. These laws impact the ability of the facilities of the CPV Group to operate, the prices of the products they produce and the costs and charges involved with their production. Therefore, regulations, laws and decisions of the federal and state authorities, particularly public service committees, a federal energy regulatory committee and environmental protection authorities, have a direct and indirect impact on the CPV Group’s activities.

The revenues of the CPV Group from generation of electricity are seasonal and are impacted by variable demand, gas prices and electricity prices, as well as the weather. In general, with respect to plants running on natural gas, there is higher profitability in periods of the year wherein the temperatures are the highest and the lowest, which are usually in the summer and the winter.

B.	Impacts of the Spread of the Coronavirus

Due to the spread of the Coronavirus (COVID‑19) (“the Coronavirus Crisis”) in 2020 and in the period of the report and thereafter, movement (traffic) restrictions and restrictions on business activities were imposed by the State of Israel and countries throughout the world. In addition, the said Coronavirus Crisis has caused, among other things, uncertainty and instability in the Israeli and global financial markets and economy.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 1 –	General (Cont.)

B.	Impacts of the Spread of the Coronavirus (Cont.)

The operations of the Company’s active power plants in Israel, as well as the construction of the Zomet power plant, are continuing in the “restrictions’ period” as a result of their being “essential enterprises” while safeguarding the work teams and taking precautionary measures in order to prevent outbreak and spreading of the infection at the Company’s sites. The continuity of the construction work on the Zomet Power Plant or the renovation work at the Hadera Power Plant could be impacted by the traffic (movement) limitations due to the Coronavirus Crisis in light of the need for arrival of equipment and foreign work teams. As at the date of the report, the Coronavirus Crisis did not have a significant impact on the Company’s results and activities in Israel.

Spread of the virus and infections at the Company’s power plants and other sites, continuation of the Coronavirus Crisis for an extended period, a significant impact of the Coronavirus Crisis on main suppliers (such as, suppliers of natural gas, construction and maintenance contractors) or the Group’s main customers, could have an unfavorable impact on the Company’s activities and results, as well as on its ability to complete construction projects on time or at all and/or on its ability to execute future projects.

Upon approval of use of the vaccine against the Coronavirus by the competent authorities of every country at the end of 2020, along with vaccination of the population based on age groups (at an accelerated rate in Israel compared with other countries) and removal of limitations in the period of the report, in the period of the report new mutations of the virus broke out that caused a quick spread of the virus in many countries and a tightening of traffic restrictions along with additional restrictions in order to prevent spread of the virus, including continuation of the restrictions on business activities. As at the date of the report, there is no certainty regarding the success of the vaccination activities against spread of the virus in Israel and worldwide development of additional mutations.

The spread of the Coronavirus had a significant impact on the economy and financial markets in the USA and the world. The activities of the power plants of the CPV Group continued during the Coronavirus crisis, after making certain adjustments as stated below. The Coronavirus crisis caused a change in the time schedules for the shifts of the employees of the CPV Group, a reduction of self‑initiated shutdowns for purposes of periodic maintenance, extension of the length of the unplanned periodic maintenance period, adaptations on the part of the Group with respect to employees working from home and other adaptations required in the work-place. Also, the Group was and continues to be required to make adjustments relating to information security at the power plants. In addition, the Corona crisis affects the availability of suppliers and factors involved in the development and construction processes of CPV Group's projects.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 1 –	General (Cont.)

B.	Impacts of the Spread of the Coronavirus (Cont.)

It is noted that as at the approval date of this report there is no certainty relating to the duration of the Coronavirus crisis, its force (scope) and its impacts on the markets or on factors relating to CPV’s activities, and therefore the CPV Group is not able to estimate with any degree of certainty and completeness the impact of the Coronavirus crisis. The outbreak of the virus and the (possible) spread thereof at the power plants of the CPV Group or restrictions on conducting business in the areas in which it operates, as well as the measures taken and that will be taken worldwide as a result thereof – which has impacted the economy and commodity markets in the U.S., in general, and the prices of electricity and natural gas, in particular – could impact CPV’s activities (even significantly), thwart completion of the project under construction (as detailed in Note 7A) and delay advancement of CPV’s projects under development, and could also impact the ability to actually commence execution of its future projects.

Note 2 –	Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”), “Financial Reporting for Interim Periods” and do not include all of the information required in complete, annual financial statements. These statements should be read together with the financial statements for the year ended December 31, 2020 (hereinafter – “the Annual Financial Statements”). In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed, consolidated, interim financial statements were approved for publication by the Company’s Board of Directors on May 27, 2021.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the principal economic environment in which the Group operates. Accordingly, the NIS is the functional currency of the Group. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgment

In preparation of the condensed consolidated interim financial statements in accordance with IFRS, Company management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results are likely to be different than these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statement, except as stated below.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 2 –	Basis of Preparation of the Financial Statements (Cont.)

C.	Use of estimates and judgment (Cont.)

Allocation of acquisition costs – the Group calculates estimates with respect to allocation of excess cost to tangible and intangible assets and to liabilities. In addition, in determination of the depreciation rates of the tangible, intangible assets and liabilities, the Group estimates the expected life of the asset or liability. These estimates are based on, among other things, an independent appraiser.

D.	Reclassification

In the period of the report, the Company classified business development expenses that were previously presented in the “administrative and general expenses” category in a separate category in the statement of income. Accordingly, the Company reclassified from the “administrative and general expenses” category to the “business development expenses” category the amount of NIS 2 million for the three months ended March 31, 2020.

Note 3 –	Significant Accounting Policies

A.	The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied in the Annual Financial Statements.

B.	Accounting policies for new transactions or events

1.	Basis of consolidation

Business combinations

The Group implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed, or has rights to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control. On the acquisition date the acquirer recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured. The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Group. In addition, goodwill is not updated in respect of utilization of tax loss carryforwards that existed on the date of the business combination.

Costs associated with the acquisition incurred by the acquirer in respect of a business combination, such as: brokers’ commissions, consultants’ commissions, legal commissions, valuations and other commissions relating to professional services or consulting services, except for those relating to issuance of debt or equity instruments in connection with the business combination, are recognized as expenses in the period in which the services were received.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 3 –	Significant Accounting Policies (Cont.)

B.	Accounting policies for new transactions or events (Cont.)

1.	Basis of consolidation (Cont.)

Goodwill

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the identifiable assets acquired and the liabilities assumed. Goodwill is initially recognized as an asset based on its cost, and is measured in succeeding periods based on its cost less accrued losses from impairment of value.

For purposes of examining impairment of value, goodwill is allocated to each of the Group’s cash‑generating units that is expected to benefit from the synergy of the business combination. Cash‑generating units to which goodwill was allocated are examined for purposes of assessment of impairment of their value every year or more frequently where there are signs indicating a possible impairment of value of the unit, as stated. Where the recoverable amount of a cash‑generating unit is less than the carrying value in the books of that cash‑generating unit, the loss from impairment of value is allocated first to reduction of the carrying value in the books of any goodwill attributed to that cash‑generating unit. Thereafter, the balance of the loss from impairment of value, if any, is allocated to other assets of the cash‑generating unit, in proportion to their carrying values in the books. A loss from impairment of value of goodwill is not reversed in subsequent periods.

Investment in associated companies

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is the power to participate in making of decisions relating to the financial and operational policies of the investee company. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Investments in associated companies are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. Transaction costs that are directly attributable to an expected acquisition of an associate or joint venture are recognized as an asset as part of the item of deferred expenses in the statement of financial position. These costs are added to the cost of the investment on the acquisition date. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of associates, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Where the Group realizes part of an investment that is an associated company that includes foreign activities while maintaining significant influence, the proportionate part of the cumulative amount of the exchange rate differences is reclassified to the statement of income.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 3 –	Significant Accounting Policies (Cont.)

B.	Accounting policies for new transactions or events (Cont.)

2.	Foreign currency

Foreign activities

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to NIS at exchange rates at the reporting date. The income and expenses of foreign operations are translated to NIS at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income and are presented in equity in the foreign currency translation reserve (hereinafter – “translation reserve”). When the foreign operation is a non-wholly-owned subsidiary of the Company, then the relevant proportionate share of the foreign operation translation difference is allocated to the non-controlling interests.

Generally, foreign currency differences from loans received from or provided to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Foreign exchange gains and losses arising from loans received from or provided to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity as part of the translation reserve.

C.	First-time application of new accounting standards, amendments to standards and interpretations

1.	Amendment to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non‑Current”

The Amendment replaces certain classification requirements of liabilities as current or non‑current. For example, pursuant to the Amendment, a liability will be classified as non‑current where an entity has a right to postpone the payment for a period of at least 12 months after the period of the report, which is “material” and exists at the end of the period of the report. A right exists as at the date of the report only if an entity is in compliance with the conditions for postponement of the payment as at this date. In addition, the Amendment clarifies that a conversion right of a liability will impact is classification as current or non‑current, unless the conversion component is capital.

The Amendment will enter into effect for reporting periods commencing on January 1, 2023. Early application is permissible. The Amendment is to be applied retroactively, including adjustment of the comparative data.

The Group has not yet commenced examination of the impacts of application of the Amendment on the financial statements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 3 –	Significant Accounting Policies (Cont.)

C.	First-time application of new accounting standards, amendments to standards and interpretations (Cont.)

2.	Amendment to IAS 16 “Property, Plant and Equipment: Receipts prior to Intended Use”

The Amendment cancels the requirement whereby in calculation of the costs that may be attributed directly to property, plant and equipment, a reduction is to be made from the costs of testing the proper functioning of the asset for the net proceeds from sale of any items produced in the process (such as samples produced at the time of testing the equipment). Instead, the said proceeds are to be recognized in the statement of income in accordance with the relevant standards and the cost of the items sold is to be measured pursuant to the measurement requirements of IAS 2 “Inventory”.

The Amendment will enter into effect for reporting periods commencing on January 1, 2022 or thereafter. Early application is permissible. The Amendment is to be applied retroactively, including revision of the comparative data, but only for items of property, plant and equipment that were brought to the location and position required for them to be able to function in the manner contemplated by management after the earliest reporting period presented on the initial application date of the Amendment. The cumulative impact of the Amendment will adjust the opening balance of the retained earnings of the earliest reporting period presented.

The Group has not yet commenced examining the impacts of the Amendment on the financial statements.

3.	Amendment to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets – Contract Performance Costs”

Pursuant to the Amendment, when examining whether a contract is onerous, the costs for performance of the contract that are to be taken into account are costs relating directly to the contract, which include the following costs:

–	Incremental costs; and

–	Allocation of other costs relating directly to the contract (such as depreciation expenses on property, plant and equipment used to perform this contract and other additional contracts).

The Amendment is to be applied retrospectively, commencing on January 1, 2022, for contracts the entity has not yet completed its obligations in respect thereof. Early application is permissible. Upon initial application of the Amendment, the entity is not to restate the comparative data but, rather, it is to adjust the opening balance of the retained earnings on the initial application date, in the amount of the cumulative impact of the Amendment.

The Group has not yet commenced examining the impacts of the Amendment on the financial statements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 3 –	Significant Accounting Policies (Cont.)

C.	First-time application of new accounting standards, amendments to standards and interpretations (Cont.)

4.	Amendment to IAS 12, Income Tax: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment reduces the applicability of the exemption from recognition of deferred taxes as a result of provisional differences created on the date of initial recognition of assets and/or liabilities, so that such exemption will not apply to transactions that create equal and offset provisional differences. As a result, entities will be required to recognize a deferred tax asset or liability in respect of such provisional differences on the date of initial recognition of transactions that create equal and offset provisional differences, such as lease transactions and provisions for dissolution and rehabilitation.

The amendment will be applied from the annual reporting period starting on January 1, 2023, by amending the opening balance of excesses or as an adjustment to the other equity item in a period in which the amendment is adopted. It will be applied as early as possible.

The Group has not yet started examining the implications of the amendment on its financial statements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 4 –	Financial Instruments

The carrying amounts in the books of certain financial assets and liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, derivative financial instruments, trade payables and other payables, and some of the Group’s long-term loans are the same as or approximate their fair values.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

Fair value

	At March 31, 2021
	Book	Fair
	Value*	Value
	In Millions of NIS

Loans from banks and others (Level 2)	1,950	2,289
Debentures (Level 1)	963	1,072
	2,913	3,361

	At March 31, 2020
	Book	Fair
	Value*	Value
	In Millions of NIS

Loans from banks and others (Level 2)	1,853	2,246
Debentures (Level 1)	286	336
	2,139	2,582

	At December 31, 2020
	Book	Fair
	Value*	Value
	In Millions of NIS

Loans from banks and others (Level 2)	1,979	2,360
Debentures (Level 1)	980	1,056
	2,959	3,416

* Includes current maturities and accrued interest.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 4 –	Financial Instruments (Cont.)

Derivative financial instruments are measured at fair value, using the Level 2 valuation method. The fair value is measured using the discounted future cash flows method, on the basis of observable data.

The Group enters into transactions in derivative financial instruments in order to hedge foreign currency risks and risks of changes in the CPI. Derivative financial instruments are recorded based on their fair value. The fair value of the derivative financial instruments is based on prices, rates and interest rates that are received from banks, brokers and through customary trading software. The fair value of the derivative financial instruments is estimated on the basis of the data received, using valuation and pricing techniques that are characteristic of the various instruments in the different markets. The fair value measurement of long-term derivative financial instruments is estimated by discounting the cash flows deriving from them, based on the terms and maturity of each instrument and using market interest rates for similar instruments as at the measurement date. Changes in the economic assumptions and the valuation techniques could materially affect the fair value of the instruments.

In addition, in the reporting period, loans used to acquire the CPV Group and loans that were initially consolidated as part of the business combination were added to the Group. These loans are the same or near to their fair value in light of the short period since the acquisition of the CPV Group and the variable interest rates in some of the loans.

Set forth below is data regarding the representative rates of exchange and the Consumer Price Index (CPI):

		Exchange	Exchange
		rate of	rate of
		the dollar	the euro
	CPI	against	against
	(in points)	shekel	shekel

March 31, 2021	100.3	3.334	3.913
March 31, 2020	100.3	3.565	3.900
December 31, 2020	100.2	3.215	3.944

Change during the three-month period ended:
March 31, 2021	0.1%	3.7%	(0.8)%
March 31, 2020	(0.5)%	3.1%	0.6%

Change during the year ended:
December 31, 2020	(0.6)%	(7.0)%	1.7%

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 5 –	Revenues from Contracts with Customers

Breakdown of the revenues from sales:

	For the
	Three Months Ended		Year Ended
	March 31		December 31
	2021	2020	2020
	(Unaudited)		(Audited)
	In Millions of New Israeli Shekels

Revenues from sale of electricity	352	297	1,269
Revenues from sale of steam	15	16	56
Revenues from provision of services	9	–	–
	376	313	1,325

Note 6 –	Subsidiaries

Business Combination Occurring in the Period of the Report

Further to that stated in Note 25L to the annual consolidated financial statements, on January 25, 2021 the transaction was completed for acquisition of 70% of the rights and holdings in the CPV Group (hereinafter – “the Transaction Completion Date”). The transaction was executed through a limited partnership, CPV Group LP (hereinafter – “the Purchaser”), which is held, indirectly, by the Company (about 70% as a limited partner). The entities in the CPV Group acquired are: CPV Power Holdings LP (hereinafter – “CPVPH”); Competitive Power Ventures Inc. (hereinafter – “CPVI”); and CPV Renewable Energy Company Inc. (hereinafter – “CPVREC”) (CPVPH, CPVI and CPVREC will be referred to hereinafter together as – “the CPV Group”).

The CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States through subsidiaries and associated companies. The CPV Group holds rights in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short/medium periods.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 6 –	Subsidiaries (Cont.)

Business Combination Occurring in the Period of the Report (Cont.)

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the acquisition agreement, the Buyer paid the Sellers a consideration that was set at the total amount of about $648 million (constituting a purchase price of $630 million and certain adjustments to working capital, the cash balance and the debt balance), and about $5 million for a deposit, in the same amount, which remains in the CPV Group. Subsequent to the date of the report, in May 2021, the consideration for the CPV Group acquisition transaction was adjusted, as a result of which the Sellers paid CPV Group an immaterial amount. It is noted that in respect of an interest of 17.5% in the rights in Three Rivers construction project (hereinafter – “the Construction Project”), a sellers’ loan, in the amount of $95 million (hereinafter – “the Sellers’ Loan”) was provided to the CPVH Group. The Seller’s Loan is for a period of up to two years from the Transaction Completion Date, bears interest at the annual rate of 4.5%, which is to be paid quarterly and is secured by a lien on shares of the holding company that owns the rights in the project under construction and rights pursuant to the management agreement of the project under construction. For details regarding changes in the holdings in the project and in the Seller’s loan in the period of the report – see Note 7A.

The Company partially hedged its exposure to changes in the cash flows from payments in dollars in connection with the agreement for acquisition of the CPV Group by means of forward transactions and dollar deposits. The Company chose to designate the forward transactions as an accounting hedge. On the completion date of the transaction, the Company recorded the amount of about NIS 103 million that was accrued in a hedge capital reserve to the cost of the investment in the CPV Group. This cost was recorded in the “goodwill” category and increased the cost of the acquisition by about $32 million.

The contribution of the CPV Group to the Group’s revenues and loss from the acquisition date and up to March 31, 2021 amounted to NIS 26 million and NIS 36 million, respectively. Management estimates that if the acquisition had already been made as at January 1, 2021, the amount of the revenues in the consolidated statement of income for the three‑months period ended March 31, 2021 would have been NIS 391 million and the consolidated income for that period would have been NIS 7 million.

Determination of fair value of provisionally identified assets and liabilities:
Acquisition of the CPV Group was accounted for according to the provisions of IFRS 3, Business Combinations. Therefore, on the Transaction Completion Date, the Company included the CPV Group’s net assets at fair value. By the approval date of the financial statements, the Company had not yet completed allocation of the acquisition cost to the identified assets and liabilities, in light of the short time from the date of the business combination to the date approval of the proforma financial statements. As a result, some of the fair value figures are still provisional and there may be changes that will affect the data included in these financial statements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 6 –	Subsidiaries (Cont.)

Business Combination Occurring in the Period of the Report (Cont.)

Presented below is the fair value of the identified assets and liabilities acquired (based on provisional values):

	In Millions of NIS	In Millions of $
	(Translated)

Cash and cash equivalents	94	29
Trade and other receivables	50	15
Long-term restricted deposits and cash	2	1
Investments in associated companies	1,944	595
Property, plant and equipment	166	51
Right-of-use assets	34	10
Intangible assets	390	119
Trade and other payables	(19)	(6)
Derivative financial instruments	(39)	(12)
Loans and credit	(551)	(169)
Lease liabilities	(34)	(10)
Other long-term liabilities	(93)	(28)
Liabilities for deferred taxes	(32)	(9)

Identified assets, net	1,912	586

Combined cash flows provided to the Group as a result of the acquisition transaction:

	In Millions of NIS	In Millions of $
	(Translated)

Cash and cash equivalents paid	2,131	653
Hedging costs	103	32
Cash and cash equivalents acquired	(94)	(29)
	2,140	656

Goodwill:

Goodwill created as part of the business combination reflects the backlog of projects under development, future backlog, and potential future activities of the CPV Group in the market in which it operates. The Group expects that part of the goodwill will be allowed as a deduction for tax purposes Due to the acquisition, goodwill was recognized provisionally as follows:

	In Millions of NIS	In Millions of $
	(Translated)

Consideration transferred	2,131	653
Plus – hedging costs	103	32
Less – fair value of identified assets, net	(1,912)	(586)

Goodwill	322	99

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 6 –	Subsidiaries (Cont.)

Business Combination Occurring in the Period of the Report (Cont.)

Costs relating to the business combination:

In the period of the report and in 2020, the Group incurred legal expenses and costs of a due diligence examination attributable to the acquisition, in the amounts of about NIS 2 million and about NIS 42 million, respectively. These costs were recorded in the statement of income in the said periods in the “transaction expenses in respect of acquisition of the CPV Group” category.

The project companies of the CPV Group:

The CPV Group holds rights in active power stations and in power stations under construction and in the development stage – both in the conventional area as well as in the renewable energy area, through subsidiaries and associated companies. Set forth below are details regarding the main projects held through subsidiaries of the CPV Group. For details relating to associated companies the CPV Group – see Note 7. For information about the main agreements of the subsidiaries of the CPV Group – see Note 9I.

				Rate of
				holdings	Location
	Year of			as at	of
Name of	commercial		Capacity	March 31	power
entity	operation	Technology	(MW)	*2021	plant

CPV Keenan II Renewable Energy Company, LLC (“Keenan”)	2010	Wind	152	70%	Oklahoma

CPV Maple Hill, LLC (“Maple Hill”)	Under construction. Commercial operation expected in 2nd – 3rd quarter 2022	Solar	126	100%	Pennsylvania

CPV Rogue’s Wind, LLC (“Rogue’s Wind”)	Under construction. Commercial operation expected in 2nd quarter 2023	Wind	114	100%	Pennsylvania

*	The rate of holdings is the rate of holdings of the CPV Group, which is a subsidiary of the Company and is held by the Company, indirectly, at the rate of 70%.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies

A.	Condensed information regarding significant associated companies

General information

The Company, through CPV Group, holds interests in active power plants and power plants under construction, which it initiated and constructed in recent years, both in the conventional segment and the renewable energy segment. Below are the main details in respect of the active projects and project under construction of CPV Group’s associated companies:

			Rate of
			holdings
	Year of		as at	Location
	commercial	Capacity	March 31	of power
Name of Company	operation	(MW)	*2021	plant

CPV Fairview LLC (“Fairview”)	2019	1,050	25.0%	Pennsylvania, U.S.
CPV Maryland LLC (“Maryland”)	2017	745	25.0%	Maryland, U.S.
CPV Shore Holdings LLC (“Shore”)	2016	725	37.5%	New Jersey, U.S.
CPV Towantic LLC (“Towantic”)	2018	805	26.0%	Connecticut, U.S.
CPV Valley Holdings LLC (“Valley”)	2018	720	50.0%	New York, U.S.
CPV Three Rivers LLC (“Three Rivers”) (1)	Under construction	1,258	10.0%	Illinois, U.S.

*	The rate of holdings is the rate of holdings of the CPV Group held by the Company, indirectly, at the rate of 70%.

(1)
Three Rivers is a project under construction, the commercial operation date of which is expected to be in May 2023 and the total construction cost (in respect of 100% of the project) is expected to amount to about NIS 4,311 million (about $1,293 million).

Further to that stated in Note 25L to the annual consolidated financial statements regarding acquisition of the CPV Group, on February 3, 2021, the transaction for sale of 7.5% of the rights in CPV Three Rivers LLC (hereinafter – “Three Rivers”) was completed, for a consideration of about $41 million (which served for repayment of part of the Seller’s Loan). As a result of the sale, the CPV Group did not realize and gain or loss. The Seller’s Loan will continue to exist with respect to the amount of about $54 million (about NIS 181 million) in connection with the consideration relating to 10% of the rights in Three Rivers that is held by the CPV Group, pursuant to the conditions stated in Note 6.

The Company accounts for the holdings in Three Rivers through use of the equity method of accounting since the Company has material influence due to representation on the Board of Directors of Three Rivers.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

B.	Attachment of financial statements

The Group attaches to these condensed consolidated interim financial statements the condensed interim financial statements of CPV Valley Holdings LLC.

The presentation currency in the statements of the associated companies is not the NIS but, rather, the dollar. For details regarding the changes in the currency exchange rate of the dollar in the period of the report – see Note 4.

C.
Condensed financial information regarding the financial position as at March 31, 2021 and results of operations for the period commencing from completion date of acquisition of the CPV Group, January 25, 2021 and up to March 31, 2021:

						Three
	Fairview	Maryland	Shore	Towantic	Valley	Rivers
	In millions of New Israeli Shekels
	(Unaudited)
As at March 31, 2021

Current assets	72	61	55	109	211	7
Non-current assets	3,280	2,172	2,839	3,140	2,520	1,685
Total assets	3,352	2,233	2,894	3,249	2,731	1,692
Current liabilities	216	1,195	77	240	283	76
Non-current liabilities	1,987	16	1,719	1,858	1,940	1,371
Total liabilities	2,203	1,211	1,796	2,098	2,223	1,447
Net assets	1,149	1,022	1,098	1,151	508	245

Rate of holdings	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Share of the Company	287	255	412	299	254	190

Fair value adjustments made
on the acquisition date	276	(56)	(197)	90	(6)	28

Book value of the investment	563	199	215	389	248	218

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

C.
Condensed financial information regarding the financial position as at March 31, 2021 and results of operations for the period commencing from completion date of acquisition of the CPV Group, January 25, 2021 and up to March 31, 2021: (Cont.)

						Three
	Fairview	Maryland	Shore	Towantic	Valley	Rivers
	In millions of New Israeli Shekels
	(Unaudited)
For the period from
January 25, 2021 through
March 31, 2021

Revenues	123	85	95	229	111	–

Change in fair value of derivative
financial instruments	(39)	(10)	(16)	(8)	(53)	1

Total revenues	84	75	79	221	58	1

Operating expenses	(94)	(68)	(73)	(168)	(118)	(6)

Operating income (loss)	(10)	7	6	53	(60)	(5)

Financing expenses, net	(18)	(15)	(15)	(17)	(21)	(2)

Net income (loss)	(28)	(8)	(9)	36	(81)	(7)

Other comprehensive income	25	2	20	25	9	75

Comprehensive income (loss)	(3)	(6)	11	61	(72)	68

Rate of holdings	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Share of Company in net
income (loss)	(7)	(2)	(3)	9	(40)	(1)

Share of Company in
comprehensive income	6	1	8	7	5	8

Reductions in income and loss due
to adjustments to fair value on the
acquisition date	(1)	2	3	1	1	–

Share of Company in income
(losses) of associated companies	(8)	–	–	10	(39)	(1)

Share of Company in other
comprehensive income of
associated companies in the books	6	1	8	7	5	8

Depreciation and amortization (based
on rate of holdings)	17	10	21	18	13	–

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

Set forth below is detail of main agreements of the associated companies (hereinafter – “the Project Companies”) in the CPV Group:

D.	Loans of the project companies in the CPV Group:

Each CPV project company has arranged senior debt under similar, single asset, non-recourse, project financing structures. At financial closing, debt and equity capital is committed in an amount sufficient to fund the project’s projected capital costs during construction, along with revolving ancillary credit facilities. The ancillary credit facilities are provided by a subset of the project’s lenders and are comprised of letter of credit (LC) facilities, which support collateral obligations under the financing arrangements and commercial arrangements, and a working capital revolver facility, which supports the project’s ancillary credit needs. The senior credit facilities are generally structured such that subject to certain conditions precedent, they convert from construction facilities to long‑term facilities (term loans) with maturity dates generally tied to the term of the commercial agreements anchoring projected operating cash flows. For the gas-fired projects, the tenors generally span the construction period plus 5-7 years after commercial operations (hereinafter – “Mini‑Perm Financing”).  The Mini‑Perm Financing is repaid based on the combination of scheduled amortization and result-based metrics, which in the aggregate, result in a partial repayment profile with a balance at maturity that must be refinanced or repaid.

The practice of the CPV Group is to opportunistically refinance the credit facilities depending on market conditions and in all cases prior to the scheduled maturity. The credit facilities in place during construction are sourced from consortiums of international financiers (10-20 in each gas fired project, fewer for renewables projects with lower capital needs) and executed in the “Term Loan A” market, which is substantially comprised of commercial banks, investment banks, institutional lenders, insurance companies, international funds, and equipment supplier credit affiliates. CPV has executed refinancings for its gas-fired projects in both the Term Loan A market and the Term Loan B market, which includes mainly institutional lenders, international funds, and a number of commercial banks.

While the credit facility terms and conditions have certain provisions specific to the project being financed, an overwhelming majority of the standard key terms and conditions (first lien security, covenants, events of default, equity cure rights, distribution restrictions, reserve requirements, etc.) are similar across the CPV project Term Loan A financings, while the Term Loan B market refinancing terms are slightly less restrictive.  In each market and often within each financing, lenders to CPV’s projects have funded either on a credit spread over London Inter‑Bank Offered Rate (“LIBOR”)/Base Rate basis or on a fixed rate basis.  To minimize exposure to potential interest rate risk, CPV executes interest rate hedges for the main exposure at each project level, whereby the project companies pay the major financial institutions fixed rate interest and receive variable interest payments to hedge the term loans.  For the LIBOR-based loans, the credit agreements and interest rate swap arrangements include market-standard provisions to accommodate the eventual replacement of LIBOR as a reference rate.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

D.	Loans of the project companies in the CPV Group: (Cont.)

Set forth below is a summary the main commercial conditions of the senior debt frameworks of the Project Companies in the CPV Group. The balances are presented in millions of dollars, represent 100% of the debt balance of each project and include fair‑value adjustments that were made on the acquisition date of the CPV Group. The amounts of the loans under the “Term Loan” are presented as at the date noted, and to the extent they are withdrawn and repaid they may not be withdrawn again.

It is noted that the main financing agreements include, among other things, terms that are standard and customary in agreements for projects of this type, provisions regarding mandatory prepayments, various grounds for repayment, commissions in respect of credit frameworks, annual commissions relating to issuance of LC and additional customary terms. In addition, as part of the financing agreements collaterals provided and liens were placed on all the project assets. It is further noted that as at the approval date of the report, there are no grounds for calling any of the financing agreements for immediate repayment.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

D.	Loans of the project companies in the CPV Group: (Cont.)

	Date of completion		Interest		Financial	Grounds
	of refinancing /		rates	Payment dates	covenants and	for calling
Identity	financing	Linkage	and	and final	limitations on	for early	Balance of loan
of loan	agreement	basis	mechanisms	repayment date	distributions	repayment	as at 3/31/2021
Fairview _________ Towantic	March 24, 2017 (as amended in February 2020) _______________ March 11, 2016 (as amended in July 2019)	Dollar _________ Dollar	– Variable interest of LIBOR plus a margin in the range of 2.50%–2.75% per year. – Fixed interest at the rate of 5.78% per year. _______________ LIBOR plus a margin in the range of 3.25%–3.75%.
The final repayment date is June 30, 2025. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with an integration of a repayment schedule and cash sweep repayment mechanisms (“mini‑perm” financing).

____________________________
The final repayment date is June 30, 2025. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with an integration of a repayment schedule and cash sweep repayment mechanisms (“mini‑perm” financing).

Execution of a distribution is subject to the project company complying with a number of conditions, including, compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with the debt balances target defined in the agreement, and that no ground for repayment or breach event exists (as defined in the financing agreement).

The main grounds for calling for immediate repayment / event of default: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, among others – breach of representations and covenants that have a material adverse impact, non‑payment events, non‑compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory situation of the project and maintaining of government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity – all in accordance with and subject to the conditions, definitions and cure periods detailed in the financing agreement.
NIS 2,084 million (about $625 million). ________________ NIS 1,997 million (about $593 million)

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

D.	Loans of the project companies in the CPV Group: (Cont.)

	Date of completion		Interest		Financial	Grounds
	of refinancing /		rates	Payment dates	covenants and	for calling
Identity	financing	Linkage	and	and final	limitations on	for early	Balance of loan
of loan	agreement	basis	mechanisms	repayment date	distributions	repayment	as at 3/31/2021
Shore	Credit of the Term Loan B type dated December 27, 2018.	Dollar	LIBOR plus a margin of 3.75% per year for the Term Loan and a margin of 3% for the credit frameworks.
Final repayment date of the loans and accompanying credit frameworks: Term Loan – December 27, 2025; accompanying credit frameworks – December 27, 2023. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with an integration of amortization and cash sweep repayment mechanisms (“mini perm” financing).

Historical debt service coverage ratio of 1:1 during the 4 quarters. Execution of a distribution is conditional on the project company complying with a number of conditions, including, compliance with a reserve requirements (as provided in the agreement), and that no ground for repayment or breach event exists in accordance with the financing agreement.

The main grounds for calling for immediate repayment / event of default: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, among others – breach of representations and covenants that have a material adverse impact, non‑payment events, non‑compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory situation of the project and maintaining of government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity – all in accordance with and subject to the conditions, definitions and cure periods detailed in the financing agreement.
NIS 1,577 million (about $473 million)

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

D.	Loans of the project companies in the CPV Group: (Cont.)

	Date of completion		Interest		Financial	Grounds	Balance of loan
	of refinancing /		rates	Payment dates	covenants and	for calling	as at 3/31/2021
Identity	financing	Linkage	and	and final	limitations on	for early	in the books of the
of loan	agreement	basis	mechanisms	repayment date	distributions	repayment	Project Companies
Maryland	August 2014 (renewal of credit in May 2021 as part of a Term Loan B type in the amount of about $350 million)	Dollar
Loan interest: LIBOR plus a margin of 4.25% (after renewal of the credit in May 2021 a margin of 4%).

Interest on accompanying frameworks: LIBOR plus a margin of 4.25% (after renewal of the credit in May 2021 a margin of 2.75%).

Final repayment date will be on March 31, 2022 (after renewal of the credit the final repayment date of the term loan is May 2028 and the accompanying credit frameworks is November 2027).

The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with an integration of amortization and cash sweep repayment mechanisms (“mini perm” financing).

Execution of a distribution is conditional on compliance by the project company with several conditions, including meeting a minimum debt-service coverage ratio of 1.2 during the 4 quarters preceding the distribution, compliance with reserve requirements (in accordance with the terms of the financing agreement), compliance with a debt balance target defined in the agreement and no grounds for repayment or breach event (as defined in the financing agreement). After renewal of the Term Loan B facility, historical debt service coverage ratio of 1:1 during the 4 quarters. Execution of a distribution is conditional on the project company complying with a number of conditions, including, compliance with a reserve requirements (as provided in the agreement), and that no ground for repayment or breach event exists in accordance with the financing agreement.

The main grounds for calling for immediate repayment / event of default: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, among others – breach of representations and covenants that have a material adverse impact, non‑payment events, non‑compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory situation of the project and maintaining of government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity (as applicable) – all in accordance with and subject to the conditions, definitions and cure periods detailed in the financing agreement. In addition, for projects under construction the grounds for calling for immediate repayment include – breach by investors of shareholders’ equity to invest monies during the construction.
NIS 1,180 million (about $354 million)

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

D.	Loans of the project companies in the CPV Group: (Cont.)

	Date of completion		Interest		Financial	Grounds
	of refinancing /		rates	Payment dates	covenants and	for calling
Identity	financing	Linkage	and	and final	limitations on	for early	Balance of loan
of loan	agreement	basis	mechanisms	repayment date	distributions	repayment	as at 3/31/2021
Valley	June 2015	Dollar	LIBOR interest plus a margin of 3.50% – 3.75%.
The final repayment date is June 30, 2023. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with an integration of amortization and cash sweep repayment mechanisms (“mini perm” financing).

Subsequent to the date of the report, in April 2021 certain leniencies were received in connection with the accompanying credit frameworks in exchange for a commitment to invest shareholders’ equity in the cumulative amount of $10 million by the investors in the project ($5 million was provided in April 2021 by the CPV Group). The matter of the leniencies – waiver of the annual repayment obligation of the working capital loans and release of $5 million of restricted working capital due to a regulatory permit matter, as stated in Section 17 to the Periodic Report for 2020.

Execution of a distribution is subject to the project company complying with a number of conditions, including, compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with requirements for receipt of a certain permit as stated in Section 17.9 to the Periodic Report for 2020, compliance with the debt balances target defined in the agreement, and that no ground for repayment or breach event exists (as defined in the financing agreement).

The main grounds for calling for immediate repayment / event of default: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, among others – breach of representations and covenants that have a material adverse impact, non‑payment events, non‑compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory situation of the project and maintaining of government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity (as applicable) – all in accordance with and subject to the conditions, definitions and cure periods detailed in the financing agreement. In addition, for projects under construction the grounds for calling for immediate repayment include – breach by investors of shareholders’ equity to invest monies during the construction.
NIS 2,054 million (about $616 million)

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

D.	Loans of the project companies in the CPV Group: (Cont.)

	Date of completion		Interest		Financial	Grounds
	of refinancing /		rates	Payment dates	covenants and	for calling
Identity	financing	Linkage	and	and final	limitations on	for early	Balance of loan
of loan	agreement	basis	mechanisms	repayment date	distributions	repayment	as at 3/31/2021
Three Rivers	August 2020	Dollar	– Variable interest is annual LIBOR plus a margin in the range of 3.5%–4% per year. – Fixed interest is at the annual rate of 4.75% per year.
The final repayment date is June 30, 2028. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with an integration of amortization and cash sweep repayment mechanisms (“mini perm” financing).

Execution of a distribution is subject to the project company complying with a number of conditions, including, compliance with conditions for conversion of the loan from a construction loan to an operating loan, and after the conversion compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with the debt balances target defined in the agreement, and that no ground for repayment or breach event exists (as defined in the financing agreement).

The main grounds for calling for immediate repayment / event of default: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, among others – breach of representations and covenants that have a material adverse impact, default on the part of the investors of the shareholders’ equity to invest monies during the construction period, payment default events, non‑compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of the activity of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and maintaining of government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity – all in accordance with and subject to the conditions, definitions and cure periods detailed in the financing agreement.
NIS 1,370 million (about $411 million).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

E.	Main agreements of the project companies in the CPV Group:

1.	Partners’ agreements in the project companies:

In general, each of the associated companies that holds the active projects and projects under construction in the CPV Group entered into a limited liability company agreement with the other project equity owners setting forth each partner’s rights, duties and obligations with respect to the applicable project (each, an “LLC Agreement”). Each LLC Agreement is customary for projects similar to the CPV projects and generally contains customary provisions restricting the transfer of rights, including conditions for permissible transfers, minimum equity percentage transfer requirements and rights of first offer. CPV is also often required to maintain at least a minimum ten percent (10%) equity ownership in a project company for up to five (5) years after closing of construction financing. Each project company is governed by a board of managers selected by the members. Material and certain other key decisions typically require unanimous or supermajority approval by the board of managers, including, decisions, among others, declaring bankruptcy, initiating dissolution and liquidation, selling assets or merging the company, entering into or amending material agreements, taking on indebtedness, initiating or settling litigation, engaging critical service providers, approving the annual budget or obligating the company for expenditures beyond those contemplated by the budget, and adopting hedging strategies and risk management policies. The project companies of the CPV Group do not have employees. All the project companies of the CPV Group are operated by means of a series of agreements, among other things, as detailed in this section below.

2.	Activities of natural gas projects:

The CPV conventional operating projects are all merchants and participate in the sale of capacity, electricity and ancillary services in their respective ISO/RTO. Every day, CPV begins the process of forecasting and planning for the next operating day. After making preparations from the standpoint of purchases of natural gas to support the expected electricity generation activities, offers are submitted to the Day-Ahead market. In addition, revisions are made throughout the day for actual operations occurring that day (the Real-Time market), which include purchases and sales of natural gas and optimizing generation output based upon the Real-Time market price.

3.	RPO agreements:

Fairview, Maryland and Valley signed economic hedging agreements on the electricity margins of the Revenue Put Option (“RPO”) type. The RPO is intended to provide the companies a minimum margin from sale of electricity in the market for the period of the agreement. Calculation of the amount of the minimum margin is determined on the basis of a contract year where the actual settlement dates take place once every three months in respect of a partial amount and an annual adjustment is made to the calculation of the total annual margin each year. For purposes of calculating the minimum margin, the agreement makes use of specific parameters, such as utilization, expected generation levels, electricity and gas prices and other specific project operating costs. The RPO periods are up to May 31, 2025 in Fairview, up to February 28, 2022 in Maryland and up to May 31, 2023 in Valley.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

E.	Main agreements of the project companies in the CPV Group: (Cont.)

4.	Asset management agreements:

Fairview, Towantic, Maryland, Shore and Valley signed an asset management agreement with CPVI (a related party) whereby CPVI provides construction and asset management services. The consideration includes a fixed annual payment, a performance‑based payment and reimbursement of certain expenses, including expenses relating to construction management services (work hours of the building’s work team, expenses and expenses incurred to third parties).

The periods of the agreements are as follows:

Fairview – seven years from the completion of construction of the power plant, and the agreement may be extended by an additional year. One of the other investors in the project has the right to replace CPVI as the asset manager under an asset management agreement – this being after one year of commercial operation, in coordination with CPVI and after CPVI agrees that the partner has the appropriate capabilities to manage the asset.

Towantic – ten years commencing from the completion date of construction of the power plant, which may be extended for an additional period of three years.

Maryland – up to December 31, 2028.

Shore – up to December 31, 2030.

Valley – five years commencing from the completion date of construction of the power plant, which may be extended for an additional period of three years.

The project companies have signed the main agreements detailed below. It is noted that with respect to the asset‑management agreements and the energy‑management agreements with CPV Group companies, the said agreements include provisions regarding early conclusion of the agreements under conditions provided therein. In addition, additional agreements provide the possibility of early conclusion under the conditions stipulated in those agreements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

E.	Main agreements of the project companies in the CPV Group: (Cont.)

5.	Other main agreements of associated companies (hereinafter – “the Project Companies”) in the CPV Group:

The Project Companies have signed main agreements as detailed below. It is noted that with respect to the asset management agreements and the energy management agreements with the companies in the CPV Group, the agreements include provisions regarding early conclusion of the agreements under circumstances spelled out in the agreements. In addition, additional agreements provide the possibility for early conclusion under the circumstances provided therein.

Fairview

Fairview signed a Base Contract for purchase of natural gas (GSPA) of gas in a quantity of up to 180,000 MMBtu per day at a price that is linked to market prices as provided in the agreement. Pursuant to the agreement, the gas supplier is responsible for transport of natural gas to the designated supply point and is permitted to supply ethane in place of natural gas up to a rate of 25% of the agreed supply quantity. The agreement commenced upon the commercial operation of the power plant and ends on May 31, 2025.

Fairview signed a services agreement with its original equipment manufacturer, for supply of parts and maintenances services for the fire turbines. The agreement went into effect on December 27, 2016 (“the Effective Date”) and ends on the earlier of: (A) 25 years from the Effective Date; or (B) when specific milestones are reached on the basis of use and wear and tear. Fairview pays a fixed and a variable amount commencing from the date of the commercial operation.

Fairview signed an agreement for operation and maintenance of the facility. The period of the agreement is three years from the completion date of construction of the facility. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives notice of termination of the agreement based on its terms.

Fairview signed an energy management agreement with CPV Energy and Marketing Services, LLC (CEMS), a related party of the CPV Group, to receive consulting services regarding formulation of energy management plans, risk management and performance strategy. The period of the agreement is up to December 31, 2025, along with two option periods of five years each.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

E.	Main agreements of the project companies in the CPV Group: (Cont.)

5.	Other main agreements of associated companies (hereinafter – “the Project Companies”) in the CPV Group: (Cont.)

Towantic

Towantic signed an agreement for transmission of gas based on the availability of the system (interruptible service). The agreement does not require but, rather, allows Towantic to transmit gas from Iroquois to Algonquin Gas Transmission at interruptible transmission rates. In addition, Towantic signed a services agreement pursuant to which Towantic is guaranteed gas transmission of 2,500 MMBtu per day, at the AFT 1 Tariff price. The initial period of the agreement commenced on August 1, 2018 and runs up to March 31, 2022. The agreement renews automatically for periods of year each time, unless one of the parties terminates the agreement.

Towantic signed an agreement for the supply of natural gas with a North American company. Pursuant to the agreement, up to 115,000 MMBtu per day will be supplied at a price linked to market prices. Supply of the gas runs up to March 31, 2023.

Towantic signed a maintenance agreement with its original equipment manufacturer, for provision of maintenance services for the fire turbines. In consideration for the maintenance services, Towantic pays a fixed and a variable amount commencing from the date stipulated in the agreement. The period of the agreement is 20 years.

Towantic signed an agreement for operation and maintenance (O&M) of the facility. Towantic pays a fixed and a variable amount for the services provided a performance‑based payment and is required to reimburse employment expenses, including payroll and taxes, subcontractor costs and other costs as provided in the agreement. The period of the agreement is three years from commencement of facility’s activities and up to June 1, 2021. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives notice in accordance with that provided in the agreement.

Towantic signed an energy management agreement (EMA) for consulting to Towantic regarding formulation of energy‑management plans, risk‑management and performance strategy. The period of the agreement is up to December 31, 2021, with an extension option to Towantic. Towantic gave notice of conclusion of the existing agreement in March 2021, and therefore on March 31, 2021 the agreement was terminated. Towantic signed a replacement agreement with CEMS to provide similar services for a term up to March 31, 2026, along with two option periods of five years each.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

E.	Main agreements of the project companies in the CPV Group: (Cont.)

5.	Other main agreements of associated companies (hereinafter – “the Project Companies”) in the CPV Group: (Cont.)

Maryland

Maryland signed an agreement for the supply of natural gas with a North American company. Pursuant to the agreement, up to 180,000 MMBtu per day will be supplied at a price linked to market prices. Supply of the gas runs up to October 31, 2022.

Maryland signed a natural gas transmission agreement for guaranteed daily capacity in respect quantities of gas determined. The agreement period is 20 years, which commenced on May 31, 2016, with an option for Maryland to extend for an additional 5 years. The annual payment under the agreement is approx. $5 million.

Maryland signed a services agreement with its original equipment manufacturer. Maryland can acquire additional services under the agreement, as needed. The payments under the agreement consist of minimum annual fixed payments, variable quarterly payments based on operating parameters of the defined equipment, and quarterly management fees. Aside from the minimum annual payment, the rest of the payments increase by 2.5% every year. The agreement ends on the earlier of: (A) the date on which the equipment reaches a defined milestone; or (B) 25 years from the signing date on – Aug. 8, 2014.

Maryland signed an agreement with for operation and maintenance of the facility. Maryland pays fixed annual management fees, a performance‑based bonus, and reimburses for employment expenses, payroll and taxes, subcontractor costs and other costs as provided in the agreement.

Maryland signed an energy management agreement with CEMS for provision of certain services relating to sale of merchant energy, capacity and ancillary services. The consideration includes a fixed monthly payment, plus reimbursement of expenses during the agreement period. In addition, the agreement includes provisions for reimbursement of expenses to CEMS in respect of services provided by third parties for Maryland. The period of the agreement is from December 15, 2020 up to December 31, 2025, where Maryland has an option to extend the period of the agreement twice for five additional years, at its discretion.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

E.	Main agreements of the project companies in the CPV Group: (Cont.)

5.	Other main agreements of associated companies (hereinafter – “the Project Companies”) in the CPV Group: (Cont.)

Shore

Shore signed an agreement for purchase of natural gas. Pursuant to the agreement, the gas supplier is to supply gas in a quantity of 120,000 MMBtu per day at a price linked to the market. The period of the agreement is up to October 31, 2022.

Shore signed a number of agreements with an inter‑state pipeline company (a services agreement, a connection agreement, a construction agreement and an operating agreement). Pursuant to the agreements, natural gas connection and transmission services are provided to Shore by means of a pipe the start of which is an existing inter‑state pipe and reaches the facility’s connection point. Shore paid an advance deposit to the supplier for the services under the gas agreements. The period of the gas transmission agreement is 15 years (up to April 2030), and there is an option to extend the agreements twice for ten years. The annual payment under the agreement is approx. $6 million.

Shore signed an agreement with an interstate gas pipeline company for connection of a second unilateral gas pipeline to serve the power plant.  According to the provisions of the agreement, the interstate pipeline company will take action to construct, install, own, operate and maintain the pipeline leading to the power plant. Shore expects the construction of the pipeline to be completed in mid-2021. Upon completion, it will start paying usage fees.

On December 22, 2017, Shore signed an amended services agreement with its original equipment manufacturer. Shore may acquire additional services under the agreement, as needed. The consideration consists of a fixed minimum annual payment, variable quarterly payments based on operating parameters of the defined equipment, and quarterly management fees. Aside from the minimum annual payment, the rest of the payments increase by 2.5% every year. The agreement ends on the earlier of: (A) the date on which the equipment reaches a defined milestone; or (B) 20 years from the signing date.

Shore signed an agreement for operation and maintenance of the facility (O&M). The consideration includes fixed annual management fees, a performance‑based bonus and reimbursement of employment expenses, including, payroll and taxes, subcontractor costs and other costs as provided in the agreement.

Shore signed an energy management agreement for with CEMS for provision of certain services relating to sale of merchant energy, capacity and ancillary services. The agreement includes a fixed monthly payment, plus reimbursement of expenses during the agreement period. The agreement also includes provisions for reimbursement of expenses to CEMS in respect of services provided by third parties for Shore. The period of the agreement is from December 15, 2020, up to December 31, 2025, where Shore has an option to extend the period of the agreement twice for five additional years, at its discretion.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

E.	Main agreements of the project companies in the CPV Group: (Cont.)

5.	Other main agreements of associated companies (hereinafter – “the Project Companies”) in the CPV Group: (Cont.)

Valley

Valley signed an agreement for the supply of natural gas of up to 127,200 MMBtu per day at a price linked to the market. Pursuant to the agreement, the supplier is responsible for transmission of natural gas to the designated supply point. The period of the agreement is up to May 31, 2023.

Valley signed an agreement with an inter‑state pipeline company for the licensing, construction, operation and maintenance of a pipe and measurement and regulating facilities, from the inter‑state pipeline system for transmission of natural gas up to the facility. The supplier provides 127,200 MMBtu per day of firm natural gas transportation at an agreed price during a period that ends on March 31, 2033. In addition, Valley signed an agreement for provision of transmission services (firm) in a quantity of 35,000 MMBtu per day, for a period of 15 years ending on March 31, 2033.  The annual payment under the agreement is approx. $21 million.

Valley signed an agreement with its original equipment manufacturer, for maintenance services for the fire turbines. The consideration includes fixed and variable amounts from the first operation date of the turbines. The period of the agreement is up to the earlier of: (A) 132,800 equivalent base load hours; or (B) the lapse of 29 years starting from June 9, 2015.

Valley signed an operation and maintenance agreement (O&M) with one of the partners in the project. The consideration includes fixed annual management fees, an operation bonus, and reimbursement of certain costs defined in the agreement that were incurred by the third party. The period of the agreement is five years from the completion date of construction of the facility, and the agreement may be renewed for an additional three years.

Valley signed an energy management agreement for the provision of management services in connection with fuels, electricity management, risk management and additional defined services. The consideration includes a fixed monthly payment and reimbursement of certain costs. The period of the agreement is up to October 31, 2022 and Valley may extend the agreement.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

E.	Main agreements of the project companies in the CPV Group: (Cont.)

5.	Other main agreements of associated companies (hereinafter – “the Project Companies”) in the CPV Group: (Cont.)

Three Rivers

Three Rivers signed two agreements for the supply of natural gas.  The agreements supply 139,500 MMBtu per day to the facility from the operation date of the facility and for a period of five years, and a reduced quantity of 25,000 MMBtu per day from the fifth year of operation of the facility and up to the tenth year. The price of natural gas delivered under these agreements is tied to the day-ahead electricity price at the connection point to the grid in the ComEd region within PJM. The agreements include an obligation to purchase a minimum amount/scope of natural gas (TOP), and Three Rivers has the right to resell gas it does not need.

Three Rivers signed two connection agreements for transmission of gas, where each of them is sufficient for the full demand of the facility. One agreement is an interconnect agreement with an inter‑state pipeline company for transmission of natural gas. The agreement sets forth the responsibility of the parties in connection with the design, construction, ownership, operation and management of a pipe and connection and pressure equipment. Based on the agreement, Three Rivers will bear the costs of all the said facilities, which costs are included in total expected cost in the above table. The second agreement is an additional inter‑connect agreement with an inter‑state pipeline company for transmission of natural gas. As part of the agreement, the counterparty is responsible for the design and construction to the existing pipe. The other party to the agreement will remain the owner of these facilities and will operate them and Three Rivers will bear the development and construction costs, which costs are included in the construction cost.

Three Rivers signed an agreement for transmission of gas with an inter‑state pipeline company and its Canadian affiliate, for firm transmission of natural gas from Alberta, Canada to the facility. The agreements include capacity of 36.2 MMcf  per day, at agreed prices. The agreement period of 11 years from the signing date of the agreement on November 1, 2020. The counterparty is permitted to extend the agreement for an additional year by means of prior notice of 12 months.

Three Rivers signed an agreement for acquisition of equipment for generation of electricity (power generation equipment) and related services, with an international company specializing in design and manufacture of equipment, including that required for an electricity generation facility. The said equipment includes two units, where each of them consists of the following main components: a gas or fire turbine; a heat recovery steam generator; a steam turbine; generator/producer; continuous control system for emissions and additional related required equipment. The equipment supplier is responsible for supply and installation in accordance with that stipulated in the agreement. In addition, the supplier is to provide technical consulting services to Three Rivers in order to support the installation process, commissioning, examinations and operation of all the equipment. Pursuant to the terms of the agreement, Three Rivers will pay the third party, in installments based on reaching milestones.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 7 –	Associated Companies (Cont.)

E.	Main agreements of the project companies in the CPV Group: (Cont.)

5.	Other main agreements of associated companies (hereinafter – “the Project Companies”) in the CPV Group: (Cont.)

Three Rivers (Cont.)

Three Rivers signed a construction, engineering, acquisition and construction agreement with an international engineering, acquisition and construction contractor. Pursuant to the agreement, the contractor will design and construct the required components of the facility, to integrate all the equipment required for the power plant.

Three Rivers signed a services agreement with its original equipment manufacturer, for maintenance services for the fire turbines. The consideration includes a fixed and a variable amount commencing from the date of the commercial operation. The period of the agreement is from August 21, 2020 (the “Effective Date”) up to the earlier of: (A) 25 years from the Effective Date; or (B) when specific milestones are reached on the basis of use and wear and tear.

Three Rivers signed an agreement for operation and maintenance of the power plant. The consideration includes fixed annual management fees, a performance‑based bonus, and reimburses for employment expenses, payroll and taxes, subcontractor costs and other costs as provided in the agreement. The period of the agreement will commence during the construction period, and will run up to about 3 years from the date of completion of construction of the power plant.

Three Rivers signed an asset management agreement CPVI, whereby CPVI provides construction services and asset management services. The consideration includes an annual fixed payment, incentive fees during operation, and provisions regarding reimbursement of certain expenses. The agreement includes provisions regarding reimbursement of expenses of CPVI incurred in connection with construction management services, which include the work hours of CPVI’s team, and expenses and amounts paid to third parties. The period of the agreement is up to ten years after completion of the construction of the facility, where the agreement may be extended for an additional year.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 8 –	Segment Reporting

As a result of acquisition of the CPV Group in January 2021 (as stated in Note 6), which is engaged in development, construction and management of renewable energy and conventional (powered by natural gas of the open‑cycle type from an advanced generation) power plants in the United States, commencing from the first quarter of 2021 the Group presents two geographic activity sectors that constitute strategic business units of the Group. These strategic business units include products and services and are managed separately for purposes of allocation of resources and evaluation of performance due to the fact that they are located in different geographic regions. For each strategic business unit, the chief operational decision maker regularly reviews the internal managerial reports. In addition, the segment’s results are based on the Company’s profit (loss) before depreciation and amortization, changes of the fair value of derivative financial instruments, net financing expenses or income, and income taxes attributed to the Group’s reportable segments (“Adjusted EBITDA”). The information of investee companies in this note are included as proportionate  consolidation at the CPV Group's rate of holding. The information on subsidiaries in this note is presented fully without adjustment to the rate of holdings. The adjustment column adjusts the results to the income statement mainly as a result of presenting the data of investee companies. Set forth below is a brief description of the business activities of each of the Group’s activity sectors:

–
Israel – Holding, generation and supply of electricity and energy in Israel segment. In this activity segment, the Group is engaged in generation and supply of electricity and energy to private customers, Israel Electric Company and the System Administrator, and in initiation, development, construction and operation of power plants and facilities for generation energy.

–
U.S. – Development, construction and management of renewable energy and conventional (powered by natural gas) power plants in the United States. In this activity segment, the Group is engaged in maintenance, development, construction and management of renewable energy and conventional (powered by natural gas) power plants in the United States and holding of rights in active power plants and a power plant under construction – both in the conventional area and in the area of renewable energy. Furthermore, the Company is engaged in provision of management services to power plants in the United States that are owned by third parties.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 8 –	Segment Reporting (Cont.)

The Company manages its activities in Israel under one operational roof, mainly through OPC Israel Ltd., and its activities in the United States under another operational roof through the CPV Group.

	For the three months ended March 31, 2021

				Total
	Israel	U.S.	Adjustments	consolidated
	(Unaudited)
	In Millions of New Israeli Shekels

Revenues from sales and services	350	182	(156)	376

Adjusted EBITDA for the period	100	58	(6)	152

Depreciation and amortization	(35)	(34)	26	(43)
Financing expenses, net	(29)	(33)	44	(18)
Loss from revaluation of financial instruments	–	(47)	47	–
Reductions of profit and loss in respect of adjustments
to fair value made on the acquisition date	–	6	(6)	–
Share in losses of associated companies	–	–	(96)	(96)
Transaction expenses in respect of acquisition of
the CPV Group	–	(2)	–	2
	(64)	(110)	15	(159)
Income (loss) before taxes on income	36	(52)	9	(7)
Taxes on income (tax benefit)	(9)	16	–	7
Net income (loss)	27	(36)	9	*–

* Amount less than NIS 1 million.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 9 –	Additional Information

A.	General

1.
In December 2020, the Electricity Authority published a decision that entered into effect on January 1, 2021, regarding update of the tariffs for 2021, whereby the rate of the generation component was reduced by 5.7% from NIS 267.8 per MWh to NIS 252.6 per MWh. A decrease in the generation component, as stated, is expected to have a negative impact on the Company’s profits in 2021 compared with 2020.

2.	In the three‑month periods ended March 31, 2021 and 2020, the Group acquired property, plant and equipment not for cash, in the amounts of about NIS 179 million and about NIS 13 million, respectively.

B.	The Company

1.
In January 2021, the Company’s Board of Directors approved (after approval of the Company’s Audit and Remuneration Committee) the service and employment conditions of Mr. Yair Caspi as Chairman of the Company’s Board of Directors, which include, among others, issuance of 367,252 options. In February 2021, the General Meeting of the Company’s shareholders approved Mr. Caspi’s service conditions in accordance with the approval of the Board of Directors. In March 2021, approval was received from the Stock Exchange for registering for trading of 367,252 shares that will derive from exercise of the options, and the options were actually issued to Mr. Caspi shortly thereafter on March 10, 2021.

The options are non‑marketable, where each one may be exercised for one ordinary share of the Company and in total for 367,252 ordinary shares of NIS 0.01 par value each of the Company. The options were issued in accordance with the Company’s options’ plan, as stated in Note 17B to the annual financial statements, and under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates of the Options are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

1st tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
2nd tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
3rd tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
4th tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option issued is NIS 32.78 (unlinked). The exercise price is subject to certain adjustments, including in respect of distribution of dividends, issuance of rights, etc.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 9 –	Additional Information (Cont.)

B.	The Company (Cont.)

1.	(Cont.)

The average fair value of the options on the approval date of the issuance by the Board of Directors, using the Black and Scholes model, was NIS 13.07 per option. The calculation is based on the monthly standard deviation of 38.8%, an annual risk‑free interest rate for the period of 0.2% to 0.4%, an expected life of 4 to 6 years and share price of a Company share on January 10, 2021 which was NIS 36.01.

The cost of the benefit embedded in the offered securities, which is based on the fair value on the date of their issuance, amounted to about NIS 5 million. This amount will be recorded in the statement of income over the vesting period of each tranche.

In addition, further to that stated in Note 17B(2) to the annual consolidated financial statements, in January 2021, the Company issued an additional 101,989 ordinary shares of the Company to Group officers as a result of net exercise notifications of 187,760 options. The weighted‑average price per share on the exercise date of the options was NIS 36.45.

2.
In January 2021, the Company issued to Altschuler Schaham Ltd. (hereinafter – “Altschuler”) and entities managed by Altschuler (hereinafter together in this Section – “the Offerees”), 10,300,000 ordinary shares of NIS 0.01 par value each. The price of the shares issued to the Offerees is NIS 34 per ordinary share, which was determined in negotiations between the Company and the Offerees, and the gross proceeds from the issuance amounted to about NIS 350 million. The issuance expenses amounted to about NIS 4 million.

3.	Changes in the Company’s significant guarantees:

a.
Further to that stated in Note 15D(3) to the annual consolidated financial statements regarding an agreement for investing capital of Zomet in the period of the report, in light of provision of the balance of the shareholders’ equity to Zomet, the bank guarantee provided by the Company, in the amount of about NIS 85 million, was cancelled, and the deposit, in the amount of about NIS 43 million, which served as security for the said guarantee, was released.

b.
Further to that stated in Note 24A(3) to the annual consolidated financial statements regarding a compromise agreement in respect of the amount of development levies to the Shafir Regional Council, in the period of the report, the guarantee, in the amount of about NIS 21 million, expired.

c.
Further to that stated in Note 15D(2) to the annual consolidated financial statements regarding Hadera’s financing agreement, in the period of the report, a bank guarantee, in the amount of about NIS 50 million, which was provided by the Company in favor of the lenders, was cancelled, and the collateral, in the amount of about NIS 25 million, that was provided in respect of this guarantee, was released.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 9 –	Additional Information (Cont.)

B.	The Company (Cont.)

4.
In January 2021, a subsidiary of the parent company transferred to the Company, for no consideration, all its shares and rights (100%) in IC Green Energy Inc. (its former name – Primus Green Energy Inc.), a company incorporated in New Jersey in the United States (hereinafter – “ICG Energy”), which up until recently held activities in the area of renewable energy.

During the years 2005–2020, ICG Energy recorded net operating losses for tax purposes, which as at December 31, 2020 amounted to about $108 million, and usable tax credits in the amount of about $1.7 million, which may be offset for tax purposes in the United States against future income in the United States, subject to complying with the conditions of the law, some of which are not under the Company’s control and, therefore, the Company did not recognize deferred tax assets in respect thereof.

Transfer of ICG Energy to the Company was approved by the Company’s Board of Directors and Audit Committee as a transaction that is only for the Company’s benefit, pursuant to Section 1(2) of the Companies Regulations (Leniencies in Transactions with an Interested Party), 2000.

In addition, in January 2021, after transfer of ICG Energy to the Company, the Company transferred its rights and loans in the limited partnership, OPC Power Ventures LP (hereinafter – “OPC Power”) (for details regarding OPC Power and the rights of the Company therein – see Note 25M to the annual consolidated financial statements and Note 10H below) to ICG Energy for a consideration of a loan, in the amount of about NIS 472 million, and capital notes issued by ICG Energy to the Company, in the amount of about NIS 1,188 million. The loan is denominated in shekels, is not linked to the CPI and bears interest at the annual rate of 7%. The loan principal will be repayable at any time that will be agreed to between the parties, but not later than January 2028. Accrued interest is to be paid on a quarterly basis. To the extent the payment made by ICG Energy is lower than the amount of the accrued interest, the payment in respect of the balance will be postponed to the next quarter, but not later than January 2028. The capital notes are repayable not before 5 years from their issuance date, are denominated in shekels, are not linked to the CPI  and are to be repaid based on the decision of ICG Energy.

Transfer of the shares of ICG Energy to the Company will permit the Company to manage its activities in the United States under ICG Energy. Among other things, the said transfer (subject to compliance with the conditions) will permit a tax savings with respect to profits, if any, from the business activities in the United States.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 9 –	Additional Information (Cont.)

B.	The Company (Cont.)

5.
Further to that stated in Note 25K to the annual consolidated financial statements, as at the approval date of the financial statements, the Company signed a number of agreements including construction and operation of facilities for production of energy on the consumer’s premises that generate electricity by means of natural gas and that are connected to the distribution and transmission network (hereinafter – “the Generation Facilities”) with a cumulative scope of about 90 megawatts, and construction and supply agreements covering motors for the Generation Facilities, with an aggregate capacity of about 55 megawatts.

C.	Zomet

1.
Further to that stated in Note 11A to the annual consolidated financial statements regarding land on which the Zomet Power Plant is being constructed in January 2021, a final assessment was received from Israel Lands Authority (hereinafter – “ILA”) in respect of the land, whereby the value of the usage fees in the land, for a period of 25 years, for construction of a power plant having a capacity of 396 megawatts, amounts to NIS 200 million (hereinafter – “the Final Assessment”). It is noted that in February 2021, the Joint Company submitted a legal appeal of the amount of the Final Assessment and it intends to submit an appraiser’s appeal in accordance with ILA’s procedures. In March 2021, a reimbursement was received, in the amount of about NIS 7 million, including linkage differences and interest, in respect of the difference between the capitalized fees actually paid and the amount of the Final Assessment.

2.
Further to that stated in Note 24A(3) to the annual consolidated financial statements regarding a compromise agreement in respect of the amount of the development levies to the Local Council of Shapir (hereinafter – “the Council”), in February 2021 the legal process came to an end by means of a compromise. As part of the compromise, the Council agreed to reduce the amount of the levies to about NIS 20 million, in such a manner that Zomet is required to pay to the Council, beyond the NIS 13 million already paid, as stated above, an additional amount of about NIS 7 million, where such amount includes levies in respect of a built‑up area of 11,600 square meters, which has not yet been built, and Zomet has the right to construct it with no additional payment of levies. In February 2021, the compromise arrangement was submitted to the Court that heard the petition and it was given the force of a court decision.

3.
Further to that stated in Note 25F to the annual consolidated financial statements regarding a gas transmission agreement in Zomet, in January 2021 Israel Natural Gas Lines Ltd. updated the budget for the total connection fees to the amount of about NIS 31.7 million.

4.
Subsequent to the date of the report, in April 2021, Zomet made an additional withdrawal, in the amount of about NIS 76 million, from the long‑term loan framework, as described in Note 15D(3) to the annual consolidated financial statements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 9 –	Additional Information (Cont.)

D.	Hadera

In December 2020 and during and after the period of the report, replacement and renovation work was performed in the gas turbines in the Hadera Power Plant as part of anticipated activities. In January 2021, replacement and renovation work in one of the gas turbines was completed and in May 2021 replacement and renovation work with respect to certain components in the second gas turbine was completed. Later on in 2021, additional mandatory maintenance work (hereinafter – “the Additional Work”) is expected to be performed in the steam turbine. During performance of the work in 2021 and up to the publication date of the report, the Hadera power plant was operated on a partial basis for a period of about 65 days, and during performance of the Additional Work the steam turbine will be shut down for period of time estimated to be about 60 days. The replacement and renovation work of certain components, as stated, which had been completed as at the approval date of the financial statements and the performances of the gas turbine/s as a result of such work are in accordance with the expectations of these turbines.

Further to that stated in Note 25D of the annual financial statements, according to the construction agreement and based on the position of its legal counsel, Hadera is entitled to liquidated damages (limited to the maximum specified in the construction agreement) from the construction contractor for delay of the delivery date and damages (limited to an amount up to the maximum specified in the construction agreement) in the event of non-compliance with conditions set out in the agreement in connection with the performance of the power plant. It is noted that the construction contractor alleges, among other things, that Hadera does not have any grounds for charging the amounts specified in the agreement in respect of the delay and the performance of the power plant and also claims that he may renew the guarantee provided in a reduced amount.

On May 26, 2021, a notice letter of a dispute before taking legal action was received from the construction contractor alleging, among other things, that (1) Hadera does not have grounds for charging him the amounts specified in the construction agreement for the actual delay, and that the offsetting carried out by the Company from the payments due to the construction contractor as set out below deviates from the agreement; (2) Hadera does not have grounds for charging him the amounts specifies in respect of the performance of the power plant; (3) the construction contractor has allegations regarding eligibility to additional consideration of EUR 7 million beyond the consideration specified in the agreement (these allegations were rejected by the Company, except with respect to a non-material amount); (4) in the absence of Hadera’s right, as alleged by the contractor, to additional damages for the delay and the performance of the power plant and for other reasons, he may decrease the bank guarantee provided (which is valid until the beginning of July 2021) from 20% of the total consideration to 5% of the total consideration. As also noted by the construction contractor in the warning letter, Hadera disputes the construction contractor’s allegations and as stated, such claims were rejected by it before receiving the warning letter. In the warning letter, the contractor noted the timetables set out in the agreement for a response to the warning letter and agreed to extend the existing bank guarantee in an amount of 20% of the consideration by one month only, without derogating from his allegations in the above warning letter. As aforesaid, Hadera rejects the construction contractor’s allegations and is considering its measures following the contractor's notice with its legal counsel.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 9 –	Additional Information (Cont.)

E.	Rotem

Further to that stated in Note 25C to the annual consolidated financial statements regarding an agreement for acquisition of electricity in Rotem, on March 17, 2021, Rotem received a letter from IEC (in its position as the System Administrator), which includes the open matters between the parties and their positions regarding these matters as IEC views them. In this regard, IEC raises contentions regarding past accountings in respect of the acquisition cost of energy for Rotem customers in a case of a load reduction of the plant by the System Administrator, and collection differences due to non‑transfer of meter data in the years 2013 through 2015, in amounts that are not material to the Company. In addition, IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by Rotem during performance of tests. Rotem’s position regarding the matters referred to by IEC, based on its legal advisors, is different and talks are being held between the parties. As at the approval date of the financial statements, the open matters, as stated, had not yet been resolved and there is no certainty regarding formulation of consents between the parties. To the extent the open matters are not resolved there will be no choice other than to turn to the courts.

Further to that stated in Note 25J to the annual consolidated financial statements regarding application of the decision of the Electricity Authority with respect to deviations from Rotem’s consumption plans, in May 2021 Israel Electric Company (IEC) notified Rotem that according to its approach, sale by Rotem of energy to end‑consumers in excess of the power plant’s generation capacity deviates from the provisions of the electricity acquisition agreement between it and IEC (as stated in Note 25C to the annual consolidated financial statements). Rotem’s position regarding the electricity acquisition agreement is different, and in any event according to Rotem’s position the matter is expected to be impacted by supplementary arrangements that are to be determined further to the decision of the Electricity Authority, as stated in Note 25J to the annual consolidated financial statements. As at the date of the report, supplementary arrangements, as stated, had not yet been provided.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 9 –	Additional Information (Cont.)

F.	AGS Rotem

Further to that stated in Note 24A(6) to the annual consolidated financial statements, in January 2021, the Subcommittee for Comments and Objections of the National Planning and Building Committee of the NIP held a discussion regarding comments and objections with respect to NIP 94. The objections to the plan were rejected and AGS was requested to make technical revisions to the provisions of the plan, which were made in the beginning of March 2021. Approval of NIP 94 (if approved) is subject to final approval of the National Infrastructures Committee in accordance with the above decision of the National Council and the National Infrastructures Committee, and approval to take effect of the State of Israel.

G.	OPC Hadera Expansion

Further to that stated in Note 24A(9) to the annual consolidated financial statements regarding a survey of the impact on the environment of OPC Hadera Expansion Ltd., in January 2021 the National Infrastructures Committee discussed a plan and transferred it for comments of the District Committees and objections of the public, and in February 2021 the plan was actually deposited. Approval of NIP 20 (if approved) is subject to final approval of the National Planning Board in accordance with the decisions of the National Council and the National Planning Board, as above, and approval to take effect by the Government of Israel.

H.	OPC Power Ventures LP

OPC Power is a designated partnership the purpose of which is acquisition of the CPV Group through the Buyer and making of additional agreements in the Buyer and in the CPV Group. For additional details regarding OPC Power – see Note 25M to the annual consolidated financial statements.

In January 2021, the Company and the holders of non‑controlling interests provided OPC Power investments in partnership capital and loans, in the amount of about $556 million (about NIS 1,770 million) and about $173 million (about NIS 549 million), respectively, and in accordance with their proportionate holdings. The loans are denominated in dollars and bear interest at the annual rate of 7%. The loan principal will be repayable at any time as will be agreed to between the parties, but not later than January 2028. The accrued interest is payable on a quarterly basis. To the extent the payment made by OPC Power is less than the amount of the accrued interest, payment in respect of the balance will be postponed to the following quarter – but not later than January 2028.

It is noted that upon transfer of ICG Energy to the Company (as described in Note 9B(4) below), the Company transferred all the loans and rights of OPC Power to ICG Energy.

The total amount investment commitments and owners’ loans of all of the partners is $815 million. The said amount is designated for acquisition of all the rights in the CPV Group and for financing additional investments in order to execute certain projects on the list (backlog) of the projects of the CPV Group in the upcoming years. As at the approval date of the financial statements, investments were made and owners’ loans were provided in the aggregate amount of about $736 million.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 9 –	Additional Information (Cont.)

1.	Partners’ agreements in the Project Companies

For details regarding partners’ agreements in the  active projects of the CPV Group – see Note 7 above.

2.	Management agreements

CPV Group is engaged in provision of management services to power plants in the United States with respect to a variety of technologies and fuel types – this being in an overall scope, as at the submission date of the report, of about 7,911 megawatts (about 5,455 megawatts for projects in which it holds equity rights, as stated in Section 7 above, and about 2,456 megawatts for projects for third parties) by means of signing asset management agreements and energy management agreements, usually for short/medium periods. As at the submission date of the report, the average balance of the period of all the management agreements (in projects wherein CPV holds rights and in projects of third parties) is about 4 years, where the average balance of the period in the management agreements for projects in which CPV holds rights is about 6 years (all of this subject to the provisions of the relevant agreement regarding the possibility of early conclusion of the agreements or possibilities for renewal thereof for additional periods, as applicable). The management services are provided in exchange for annual management and incentive fees. The management services include, among others, project management and compliance with regulations, supervision of operation of the project, management of the energy generated, including optimization and management of exposures, management of the project’s debt and credit, management of undertakings in the agreements, licenses and contractual liabilities, management of budgets and financial matters, project insurance, etc.

3.	Main agreements of Keenan:

Keenan signed a wind power energy agreement for sale of renewable energy. Pursuant to the terms of the agreement, the purchaser is to receive all the energy generated in the wind farm, to credits, certificates, similar rights or other environmental allotments. The consideration includes a fixed payment. The period of the agreement is 20 years, ending in 2030. The purchaser is permitted, under certain circumstances, to extend the agreement for a period of an additional five years, and to acquire an option to purchase the project at the end of the agreement period at its fair market value as defined in the agreement and pursuant to the terms stipulated. The annual income of the agreement to the project is at scope of approx. $27 million.

Keenan signed a services agreement and an operations agreement with its original equipment manufacturer for the operation, maintenance and repair of the facility.  The consideration includes fixed annual fees, performance-based bonus and reimbursement of expenses. The agreements run up to February 2031. For the most recent two calendar years, Keenan incurred approximately $6 million annually under these agreements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 9 –	Additional Information (Cont.)

I.	The CPV Group (Cont.)

3.	Main agreements of Keenan: (Cont.)

Keenan signed an asset management agreement with CPVI. The management services include management of the project documents; negotiations with respect to additional project agreements; compliance and control; management of financial documents; financing; management of accounts and payments; taxes; budgets; insurance; government permits and regulation; etc. The consideration includes a fixed monthly payment and reimbursement of expenses. The period of the agreement is up to March 31, 2025, with an option for Keenan, under certain circumstances, to terminate the agreement early.

Keenan’s financing agreement was completed on February 12, 2010. As at March 31, 2021, Keenan’s balance of the debt (after adjustment to fair value due to the business combination described in Note 6) was about NIS 236 million ($71 million). Final repayment of the Term Loan – December 31, 2028 and of the accompanying credit facilities – December 31, 2021 (the amortization schedule of the Term Loan is based on the December 2030 maturity date, however with a 100% cash sweep mechanism starting March 2027, so that the term loan is expected to be repaid in full by the December 2028 maturity date). The annual interest rate is LIBOR plus margin in the range of 2.25%–2.75% in respect of the Term Loan, and a margin of 1% in respect of accompanying credit frameworks. Execution of a distribution is subject to the project company complying with a number of conditions, including, compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with the debt balances target defined in the agreement, and that no ground for repayment or breach event exists (as defined in the financing agreement). The main grounds for calling for immediate repayment / event of default: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, among others – breach of representations and covenants that have a material  adverse impact, non‑payment events, non‑compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory situation of the project and maintaining of government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for electricity – all in accordance with and subject to the conditions, definitions and cure periods detailed in the financing agreement.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 9 –	Additional Information (Cont.)

I.	The CPV Group (Cont.)

4.	Main agreements of Maple Hill:

CPV Maple Hill Solar LLC (hereinafter – “Maple Hill”) entered into a transaction for sale of Renewable Energy Certificates (RECs) for a period of 5 years. In addition, the project is expected to sign an electricity hedge agreement or a PPA agreement for sale of electricity for a period of 8 to 12 years.

Subsequent to the date of the report, in May 2021, a commencement order for the construction work was issued to the project’s construction contractor.

Set forth below are details of the significant agreements of the Maple Hill:

A.
Maple Hill signed an agreement for acquisition of solar panels with an international supplier. The consideration includes payment of a fixed price for acquisition of solar modules, plus the shipping (delivery) cost to the plant.

B.
Maple Hill signed an agreement for acquisition of a generator switch (transformer) with an international supplier. The consideration includes payment of a fixed price for acquisition of the generator switch, supply, installation and order.

C.
Maple Hill signed a construction, purchase and engineering agreement with an international supplier. Pursuant to the agreement, the contractor is to plan and construct the required components for the power plant in order to integrate all the required equipment for the power plant.

D.
Maple Hill signed an asset‑management agreement with CPVI, for construction and asset‑management services. The consideration includes a fixed annual payment and a payment for reimbursement of expenses. The agreement includes reimbursement of expenses incurred by CPVI, expenses and amounts paid to third parties. The period of the agreement is up to ten years from the completion date of the plant, and the agreement may be renewed for an additional year.

As at the date of the report, the expected cost of the investment in Maple Hill is estimated at about $158 million. It is noted that the construction agreement and the equipment agreement constitute most of the aforesaid cost.

5.	Main agreements of Rogue’s Wind:

Subsequent to the date of the report, in April 2021, the CPV Group signed an agreement for sale of all the energy, availability (capacity) and Renewable Energy Certificates (RECs) of the wind energy project Rogue’s Wind (hereinafter in this Section – “the Project”). The Agreement was signed for a period of 10 years commencing from the commercial operation date and it is expected to generate annual income for the Project estimated at about $15 million. The CPV Group deposited the amount of about $8.5 million as security for its liabilities under the Agreement.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 10 –	Events Occurring Subsequent to the Date of the Report

A.
In April 2021, the CPV Group signed an agreement for acquisition of the balance of 30% of the rights in Keenan for a consideration of about $25 million. Keenan owns a wind energy power plant with a capacity of 152 megawatts. After the acquisition, the CPV Group holds all of the rights in the project.

B.
In April 2021, the Company an agreement for acquisition of shares of Gnergy Ltd. (hereinafter – “Gnergy”), which is engaged in the area of charging of electric vehicles (e‑mobility) and construction of charging posts for electric vehicles.

Gnergy was established in 2008 and is engaged in the area of charging of electric vehicles (e‑mobility). Gnergy offers and develops a number of solutions, along with charging and energy management services. As at the approval date of the financial statements, Gnergy’s activities are concentrated in Israel. The solutions advanced by Gnergy include: (1) public charging network – Gnergy owns a public charging network spread out through the entire State. Gnergy intends to continue expanding the said public charging network with emphasis on quick charging posts in strategic areas; (2) sale and installation of charging posts, including by means of framework agreements with the leading vehicle importers; (3) charging and energy management services for condominiums (apartment complexes) and holistic charging services for the business sector and vehicle fleets based on Gnergy’s technological developments.

As part of the agreement (including the said amendment), the Company will acquire shares subject to fulfillment of preconditions, on dates and in amounts as follows – shares of Gnergy constituting 51% of Gnergy’s share capital in exchange for a consideration in the aggregate amount of about NIS 67 million, as follows:

1.
On the completion date of the transaction, the Company invested the amount of about NIS 19.8 million in Gnergy against issuance of shares of Gnergy to the Company. In addition, the Company acquired from Mr.  Ran Aluya, the Company’s founder and the party that up to the completion date of the transaction was the 100% owner of Gnergy’s shares (hereinafter – “the Developer”), in exchange for a consideration of NIS 5.2 million, in such a manner that upon completion of the transaction, the Company will hold about 27% of Gnergy’s share capital and the Developer will hold about 73% of its share capital.

2.
During a period ending on December 15, 2021, the Company is to invest in Gnergy an additional amount of about NIS 29 million, against issuance of additional shares of Gnergy. In addition, on December 15, 2021 the Company is to acquire additional shares from the Developer, in exchange for an aggregate consideration of NIS 13 million (part of which is expected to be paid in installments that will bear interest at the annual rate of 5%), in such a manner that upon completion of acquisition of the additional shares, as stated, the Company will hold about 51% of Gnergy’s share capital and the Developer will hold about 49% of its share capital (“the Additional Closing”).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 10 –	Events Occurring Subsequent to the Date of the Report (Cont.)

B.	(Cont.)

Concurrent with the Share Acquisition Agreement, a shareholders’ agreement was signed that governs the relationship between the Company and the Developer after completion of the transaction (hereinafter – “the Shareholders’ Agreement”). As part of the Shareholders’ Agreement, the Company is granted an option to acquire the balance of the Developer’s shares and to reach a holding of 100% of Gnergy’s shares (hereinafter – “the Purchase Option”). The exercise price of the Purchase Option will be derived from the fair value of Gnergy on the exercise date, assuming an agreed‑to rate, but not less than a price based on the value of the original transaction. The exercise period of the Purchase Option will be the period of time determined after approval of the financial statements for each of the years 2024–2026. To the extent the entire exercise period of the Purchase Option passes without the Company exercising the Purchase Option, and on the assumption that no capital investments have been made in Gnergy in such a manner that dilutes the Developer’s share and subject to additional conditions stipulated in the Shareholders’ Agreement, the Developer has an option to acquire shares of Gnergy from the Company such that after the acquisition he will hold 2% more than the Company in Gnergy’s share capital, and will return to holding the majority of Gnergy’s share capital. In addition, to the extent the Company did not exercise the Purchase Option within the first period for exercise of the Purchase Option, and the Developer will hold less than 15% of Gnergy’s share capital, the Developer will have an option to require the Company purchase his shares based on the fair value that will be determined in accordance with that stated in the Shareholders’ Agreement at a discount rate as provided in the agreement. The Company will be permitted to pay the consideration for the said “put” option of the Developer and, in certain circumstances, part of the consideration for exercise of the Purchase Option of the Company, by means of issuance of shares of the Company to the Developer. In addition, the Shareholders’ Agreement determines, among other things, the rights of the shareholders in connection with appointment of directors to Gnergy’s Board of Directors, the voting power (rights) of each of them will reflect the rates of ownership of the parties in Gnergy’s share capital (except with respect to the period up to the Additional Closing during which the representatives appointed by each of the parties (the Company, on the one hand, and the Developer, on the other hand) will have equal voting power (50%) on Gnergy’s Board of Directors).

On May 9, 2021, the said transaction for acquisition of Gnergy’s shares was completed – this being after the preconditions were fulfilled (including receipt of notifications of the Competition Authority regarding exemption from the need to submit a merger notification). Accordingly, as at the date of this report, the Company holds about 27% of Gnergy’s share capital.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 10 –	Events Occurring Subsequent to the Date of the Report (Cont.)

C.
In April 2021, CPV Group LP, the purchaser of the CPV Group (hereinafter in this Section – “the Partnership”), issued 6.5% of the participation rights in the Partnership’s income in favor of allocation to employees in the CPV Group (hereinafter in this Section – “the Offerees”), as part of the long‑term equity remuneration and in accordance with arrangements determined as part of the partnership agreement. The participation rights of the Offerees are with respect to income and increase in value after return of the investment amounts to investors, and subject to vesting periods, which may be accelerated in certain cases such as a merger, sale activities, conclusion of the transaction under certain circumstances, etc. As part of the grant certificates issued to the Offerees events, among other things, were provided that upon their occurrence the Partnership will purchase the rights of the Offerees. Included in that stated above, subject to the vesting, as stated, the Offerees will be entitled to require the Partnership to acquire their rights on exercise dates that fall after three and five years from the grant date at the rates and under the conditions defined, and in certain cases of sale of rights in the Partnership by the Company (including a change in control). In addition, the Partnership is entitled to acquire rights of the Offerees under certain circumstances, such as conclusion of the transaction and the passage of five years.

D.
In April 2021, Rotem distributed a dividend, in the amount of NIS 40 million. The share of the Company and of the holders of the non‑controlling interests amounts to NIS 32 million and NIS 8 million, respectively.

E.
In April 2021, the Company’s Board of Directors approved (after receiving approval of the Company’s Remuneration Committee) update of the service conditions of Mr. Giora Almogy as the Company’s CEO including, among other things, allotment of 1,358,492 options. The said allotment is subject to approval of the General Meeting, which is expected to be convened on June 15, 2021.

The options are non‑marketable, exercisable each one for one ordinary share of the Company and in total for 1,358,492 ordinary share of the Company of NIS 0.01 par value each. The options will be allotted in accordance with the Company’s updated remuneration policy subject to approval of the General Meeting, as stated above, and under the Capital Track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates of the options are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

1st tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
2nd tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
3rd tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
4th tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option is NIS 34.46 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of the options on the date of approval of the allotment by the Board of Directors, using the Black and Scholes model, is NIS 9.54 per option. The calculation is based on a standard deviation of 35% an annual risk‑free interest rate for the period of 0.35% to 0.59% an expected life of 4 to 6 years and a closing price of the share on the last trading day prior to the date of the decision of the Board of Directors of NIS 33.05.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At March 31, 2021

Note 10 –	Events Occurring Subsequent to the Date of the Report (Cont.)

E.	(Cont.)

The cost of the benefit embedded in the securities offered, which is based on the fair value on the date of their allotment, amounted to about NIS 13 million. This amount will be recorded in the statement of income over the vesting period of each tranche.

F.
In May 2021, Hadera and Rotem received a notification from Nobel Energy in connection with emergency discontinuance of the activities of the Tamar Reservoir, commencing from May 11, 2021, due to the instruction of the Minister of Energy in light of the security situation existing in Israel. It was stated in the notification that according to Nobel Energy’s position, the event constitutes a force majeure event pursuant to the gas agreements Hadera and Rotem signed with it.  It is pointed out that the supply of the gas to Hadera and Rotem during the shutdown period continued as usual from the Leviathan Reservoir. In addition, Zomet’s construction contractor also issued a force majeure notice in respect of security events. The Company is examining the notices. It is noted that on May 22, 2021, the supply of gas from the Tamar reservoir was resumed.

G.
Further to that stated in Note 25G of the annual financial statements regarding the Group’s agreements with Energean Israel Limited (“Energean”), in May 2021 Energean sent Rotem and Hadera an updated notice that due to force majeure events, alleged by Energean, initial gas from the Karish reservoir is expected in mid-2022.